UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AEROSONIC CORPORATION

(Name of Subject Company)

AEROSONIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.40 per share

(Title of Class of Securities)

008015307

(CUSIP Number of Class of Securities)

Kevin J. Purcell

Executive Vice President and Chief Financial Officer

Aerosonic Corporation

1212 North Hercules Avenue

Clearwater, Florida 33765

(727) 461-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

David S. Felman, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Aerosonic Corporation (“Aerosonic”), a Delaware corporation. The address of Aerosonic’s principal executive office is 1212 North Hercules Avenue, Clearwater, Florida 33765, and the telephone number of Aerosonic’s principal executive office is (727) 461-3000.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.40 par value per share (the “Shares”), of Aerosonic. As of the close of business on May 1, 2013, there were 4,020,334 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

Aerosonic is the person filing this Statement. The information about Aerosonic’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference.

Tender Offer and Merger

This Statement relates to the tender offer by Buccaneer Acquisition Sub Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of TransDigm Group Incorporated (“TransDigm”), a Delaware corporation, disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by TransDigm and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 7, 2013, pursuant to which Purchaser has offered to purchase all outstanding Shares at a price of $7.75 per Share (the “Per Share Amount”), net to the selling stockholders in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). According to the Offer to Purchase, the initial expiration date of the Offer is 12:00 midnight, New York City time, on June 4, 2013, unless extended in accordance with the terms of the Agreement and Plan of Merger dated as of April 19, 2013, among Aerosonic, TransDigm and Purchaser (as amended or supplemented from time to time, the “Merger Agreement”) and applicable law (the “Expiration Date”). Purchaser is required to extend the Offer for at least two periods of 10 business days each if the conditions to the Offer are not satisfied or waived (to the extent permitted) at the initial Expiration Date. In no event may the Offer be extended beyond July 8, 2013 without the consent of Aerosonic. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The obligation of TransDigm and Purchaser to consummate the Offer is conditioned upon, among other things: (i) a majority of the outstanding Shares (calculated on a fully-diluted basis) having been validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Tender Condition”), and (ii) there having occurred no Change in Recommendation (as defined in the Merger Agreement) by Aerosonic’s board of directors (the “Aerosonic Board”) with respect to the Merger Agreement and the Transactions (as defined below). The Offer is also subject to the other conditions set forth in the Offer to Purchase.

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Aerosonic (the “Merger”) in accordance with the Delaware

General Corporation Law (the “DGCL”). The Offer, Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” Following the effective time of the Merger (the “Effective Time”), Aerosonic will continue as the surviving corporation (the “Surviving Corporation”) and as an indirect wholly owned subsidiary of TransDigm. As a result of the Merger, at the Effective Time, each issued and outstanding Share (other than Shares owned by TransDigm, Purchaser, Aerosonic or any of their respective subsidiaries or held by Aerosonic stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive the amount of cash equal to the Per Share Amount, without interest and less any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Neither the Offer nor the Merger is subject to a financing condition. If, following the Offer and potential exercise of the Top-Up Option as further described under Item 8, TransDigm and Purchaser collectively own at least 90% of the then outstanding Shares, the Merger Agreement provides that TransDigm and Purchaser will promptly effect the Merger as a short-form merger without a vote or any further action by Aerosonic’s stockholders. Otherwise, TransDigm and Purchaser will need to obtain the approval of Aerosonic’s stockholders holding a majority of the Shares to adopt the Merger Agreement prior to consummating the Merger. If required by law to consummate the Merger, Aerosonic will call and convene a stockholders’ meeting to obtain this approval, and Purchaser will vote all Shares it acquires pursuant to the Offer and subsequent offering period, if any, in favor of the adoption of the Merger Agreement, thereby assuring approval.

The Merger Agreement permits Aerosonic to solicit alternative acquisition proposals from third parties for 40 days (the “Go-Shop”), until 11:59 p.m., New York City time, on May 29, 2013 (the “Go-Shop Period”). There is no assurance that this process will result in an alternative transaction. The Offer will not expire or be consummated until after the Go-Shop Period ends. After this period, Aerosonic will be subject to customary non-solicitation restrictions, but still may, on the terms and subject to the conditions of the Merger Agreement, respond to any unsolicited alternative acquisition proposal that constitutes, or the Aerosonic Board determines would reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement) and the Aerosonic Board determines that the failure to so respond would be inconsistent with its fiduciary duties. Before making a Change in Recommendation, the Merger Agreement requires Aerosonic to provide TransDigm and Purchaser with certain information with respect to an alternative acquisition that it considers to be a Superior Proposal and the opportunity to revise their offer in response thereto. TransDigm will terminate the Offer if Aerosonic accepts a Superior Proposal and terminates the Merger Agreement in accordance with its terms.

The foregoing summary of the Offer and the Merger is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively. According to the Schedule TO, the address of the principal executive office of TransDigm and Purchaser is 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114, and their telephone number is (216) 706-2960.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between Aerosonic or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of Aerosonic, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Aerosonic or any of its affiliates, on the one hand, and (i) Aerosonic or any of its executive officers, directors or affiliates or (ii) TransDigm, Purchaser, or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with TransDigm and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated in this Statement by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Confidentiality Agreements

In July 2012, TransDigm and Aerosonic negotiated a non-disclosure agreement, which was signed on August 1, 2012. This agreement restricted TransDigm’s use and disclosure of proprietary and other nonpublic information regarding Aerosonic, but did not contain a “standstill” provision or any provision providing exclusive transaction discussion rights to TransDigm.

On November 6, 2012, Aerosonic and TransDigm entered into a non-disclosure agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement and as a condition to being furnished confidential information, TransDigm agreed, among other things, to keep confidential the information furnished to it for five years from the date of the Confidentiality Agreement and to use the information only for purposes of evaluating a transaction with Aerosonic. Under the Confidentiality Agreement, TransDigm also agreed, among other things, to certain “standstill” provisions for the protection of Aerosonic for a period of three years. Subject to certain limited exceptions, for a period of one year from the date of the Confidentiality Agreement, TransDigm agreed not to solicit Aerosonic’s employees. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Representation on the Aerosonic Board

The Merger Agreement provides that, when Purchaser accepts for payment and pays for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Date”), Purchaser will be entitled to designate to serve on the Aerosonic Board such number of directors as will give Purchaser representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Aerosonic Board (giving effect to the directors elected or appointed pursuant to the right of Purchaser described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by TransDigm, Purchaser, and their affiliates bears to (B) the number of Shares then outstanding. Aerosonic has agreed to take all action requested by TransDigm reasonably necessary to cause Purchaser’s designees to be elected or appointed to the Aerosonic Board, including obtaining resignations of incumbent directors and increasing the size of the Aerosonic Board. The Merger Agreement provides that from the date Purchaser’s designees are elected or appointed to the Aerosonic Board until the Effective Time, TransDigm and Aerosonic will use their reasonable best efforts to cause the Aerosonic Board to have at least two directors who were directors on the date of the Merger Agreement and who are independent directors for purposes of the continued listing requirements of the NYSE MKT Marketplace Rules (“Continuing Directors”).

The Merger Agreement provides that following the election or appointment of Purchaser’s designees to the Aerosonic Board pursuant to the terms of the Merger Agreement and until the Effective Time, the affirmative vote of a majority of the Continuing Directors will be required for Aerosonic to consent: (i) to amend or terminate the Merger Agreement, (ii) to extend the time for the performance of any of the obligations of TransDigm or Purchaser, (iii) to waive compliance with any of the agreements of TransDigm or Purchaser or conditions contained in the Merger Agreement for the benefit of Aerosonic, (iv) to amend Aerosonic’s certificate of incorporation or bylaws, (v) to take any action that would prevent or materially delay the consummation of the Merger, or (vi) to make any other determination with respect to any action to be taken or not taken by or on behalf of Aerosonic or the Aerosonic Board relating to the Merger Agreement or the Transactions if such action would materially and adversely affect, or would reasonably be expected to materially and adversely affect, the holders of Shares.

Arrangements with Executive Officers, Directors and Affiliates of Aerosonic

Aerosonic’s executive officers and the members of the Aerosonic Board may be deemed to have certain interests in the Transactions, including the Offer and the Merger, that might be different from or in addition to those of Aerosonic’s stockholders generally. These interests might create potential conflicts of interest. The Aerosonic Board was aware of those interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement and approve the Transactions.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of Aerosonic who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Per Share Amount on the same terms and conditions as the other stockholders of Aerosonic. As of May 1, 2013, the directors and executive officers of Aerosonic beneficially owned, in the aggregate, 292,292 Shares, excluding Shares subject to exercise of Options and Company Stock Awards (as discussed, and such capitalized terms as defined, below). If the directors and executive officers of Aerosonic were to tender all 292,292 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $2,265,263 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Company Stock Options

The Merger Agreement provides that, immediately prior to the Effective Time, each unexercised Company Stock Option (as defined in the Merger Agreement and referred to herein as an “Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be canceled at the Effective Time and converted automatically into the right to receive a payment equal to the product of (a) the excess, if any, of the Per Share Amount over the applicable exercise price of such Option multiplied by (b) the number of Shares subject to such Option immediately prior to the Effective Time (assuming full vesting of such Option), less all applicable deductions and withholdings required by law (such amount, the “Option Spread Value”). The Merger Agreement further provides that if the exercise price per Share is equal to or greater than the Per Share Amount, such Option will be cancelled without any cash payment being made in respect thereof. The Option Spread Value will be paid to each holder of an Option as soon as practicable after the Effective Time. Pursuant to the Merger Agreement, Aerosonic has agreed to use its reasonable best efforts to secure from each holder of an Option, in exchange for the Option Spread Value at the Acceptance Date, an acknowledgment that such holder’s Options will terminate at the Acceptance Date and a waiver of any other consideration that might be claimed by such holder therefor. Aerosonic will pay on the Acceptance Date, to each such holder of Options executing such an agreement, the Option Spread Value, and TransDigm is required to reimburse Aerosonic on the Acceptance Date for all amounts so paid by Aerosonic.

The table below sets forth information regarding the Options held by Aerosonic’s directors and executive officers as of May 1, 2013, that would be converted immediately prior to the Effective Time into the right to receive the Option Spread Value if they are not surrendered in exchange for the Option Spread Value at the Acceptance Date.

Name	Number of Shares	Weighted Average Exercise Price per Share	Gross Option Spread Value[1]
Roy Robinson	—	—	—
Director
Donald Russell	—	—	—
Lead Independent Director
Thomas E. Whytas	—	—	—
Director
Douglas J. Hillman	129,000	$3.10	$600,300
Director; President and CEO
Kevin J. Purcell	29,000	$2.43	$154,270
EVP and CFO
Thomas W. Cason	53,000	$1.80	$315,520
EVP and COO
P. Mark Perkins	62,500	$3.17	$286,145
Director; EVP Sales and Marketing

Company Stock Awards

The Merger Agreement provides that each restricted stock award and other right to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance, other than Options (each, a “Company Stock Award”), immediately prior to the Effective Time, whether or not then vested or exercisable, will be canceled and converted into the right to receive from TransDigm and the Surviving Corporation, an amount in cash, without interest, equal to the product of (x) the aggregate number of Shares in respect of such Company Stock Award (assuming full vesting of such Company Stock Award) multiplied by (y) the Per Share Amount, without interest, in cash payable to the holder of such Share, less all applicable deductions and withholdings required by law to be withheld in respect of such payment (the “Stock Award Value”). Pursuant to the Merger Agreement, Aerosonic has agreed to use its reasonable best efforts to secure from each holder of a Company Stock Award, in exchange for the payment of the Stock Award Value at the Acceptance Date, an acknowledgment that such holder’s Company Stock Awards will terminate at the Acceptance Date and a waiver of any other consideration that might be claimed by such holder therefor. Aerosonic will pay on the Acceptance Date, to each such holder of Company Stock Awards executing such an agreement, the Stock Award Value, and TransDigm is required to reimburse Aerosonic on the Acceptance Date for all amounts so paid by Aerosonic.

[1]	Not reduced for applicable deductions and withholdings required by law to be withheld.

The table below sets forth the gross value of unvested Company Stock Awards held by Aerosonic’s directors and executive officers, as of May 1, 2013.

Name	Total Value of Unvested Company Stock Awards
Roy Robinson	—
Director
Donald Russell	—
Lead Independent Director
Thomas E. Whytas	—
Director
Douglas J. Hillman	$232,500
Director; President and CEO
Kevin J. Purcell	$155,000
EVP and CFO
Thomas W. Cason	$155,000
EVP and COO
P. Mark Perkins	$155,000
Director; EVP Sales and Marketing

Director Compensation

Each non-employee director of Aerosonic receives annual cash compensation of $20,000. In addition, Aerosonic pays additional annual cash compensation of $10,000 to its Lead Independent Director. Beginning in December 2012, Aerosonic pays a $2,000 meeting fee to its non-employee directors for their attendance at special Board and committee meetings.

Stock-based awards granted to non-employee directors are awarded under the Aerosonic Corporation 2004 Stock Incentive Plan. On an annual basis, each independent director receives stock-based compensation of $20,000. All stock-based compensation is accrued quarterly and valued as of the last day of each fiscal quarter. The number of Shares issued at each of these dates is determined by dividing the stock price at the close of business on those dates into the $5,000 quarterly compensation amount, and rounding up to the nearest whole share.

Retention Agreements and Change of Control Payment

On December 13, 2010, Aerosonic entered into “double trigger” retention agreements (the “Retention Agreements”) with the executive officers listed below (collectively, the “Officers”), which agreements will remain an obligation of Aerosonic or its successor following the Merger: Douglas J. Hillman – President and Chief Executive Officer; Kevin J. Purcell – Executive Vice President and Chief Financial Officer; Thomas W. Cason – Executive Vice President and Chief Operating Officer; and P. Mark Perkins – Executive Vice President of Sales and Marketing. These agreements were amended and restated as of April 18, 2013.

Each Retention Agreement provides that if a Triggering Event (as defined below) occurs within 18 months following a Change of Control (as defined in the Retention Agreement), Aerosonic will pay to the Officer as severance compensation the following amounts:

•

For Mr. Hillman and Mr. Purcell, 110% of the Officer’s base salary in effect at the time of the Triggering Event times 150%, plus an amount equal to 150% of the average of the Officer’s bonus over the two fiscal years preceding the Triggering Event, payable in equal monthly installments over 18 months; and

•

For Mr. Cason and Mr. Perkins, 110% of his base salary in effect at the time of the Triggering Event, plus an amount equal to the average of his bonus over the two fiscal years preceding the Triggering Event, payable in equal monthly installments over 12 months.

Payment of the foregoing amounts is subject to certain conditions, including the Officer entering into a general release in favor of Aerosonic and satisfactorily performing his obligations under his Retention Agreement, including compliance with his confidentiality, non-disclosure, non-solicitation and non-competition obligations.

For purposes of each Retention Agreement, a “Triggering Event” means the occurrence of any of the following:

•	Aerosonic terminates the Officer’s employment with Aerosonic without cause (as that term is defined in the Officer’s employment agreement);

•	the Officer terminates his employment because Aerosonic has reduced his base salary or bonus eligibility in effect at the time of the Change of Control; or

•

the Officer terminates his employment because Aerosonic has reduced his title, duties, authority or reporting relationships so as to materially reduce his overall job responsibilities from the levels in effect at the time of the Change of Control or requires the Officer to relocate to a location more than 40 miles from Aerosonic’s headquarters at the time of the Change of Control.

The Acceptance Date will constitute a Change of Control under the Retention Agreements. A Change of Control does not, alone, trigger any payments under the Retention Agreements, however. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Retention Agreements, which are filed as Exhibits (e)(3) through (e)(6) hereto and incorporated herein by reference.

Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of a dividend or unlawful stock purchase or redemption; or (iv) for any transaction from which the director derived an improper personal benefit. Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in such capacities at another business entity against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. In addition, a corporation may advance expenses incurred in connection with any such proceeding on, in the case of a current director or officer, receipt of an undertaking by or on behalf of such person to repay the amounts so advanced if such person is ultimately not entitled to be indemnified by the corporation. In the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation, except for indemnification for expenses incurred in connection with such action or proceeding and then only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is fair and reasonable under the circumstances.

Article VIII of Aerosonic’s bylaws provides that Aerosonic shall indemnify its officers and directors and any of its other agents and employees specifically designated by the Aerosonic Board, or Aerosonic’s president, in connection with any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of their relationship to the corporation against expenses, judgments, fines, amounts paid in settlement or otherwise reasonably incurred, to the extent covered by Section 145 of the DGCL.

Aerosonic has entered into indemnifications agreements with Messrs. Hillman, Purcell, Cason, and Perkins, as well as with independent directors Donald Russell, Thomas Whytas, and Roy Robinson. In accordance with the terms of such indemnification agreements, indemnification includes payment of expenses, damages, costs of attachment or similar bonds, judgments, fines and amounts paid in settlement (if approved in advance by Aerosonic) which an indemnitee incurs because of claims against the indemnitee by reason of the fact that indemnitee is or was, or has agreed to become, an officer and/or director of Aerosonic or an officer and/or director of another business entity at the request of Aerosonic. Such indemnification provides for advancement to the indemnitee of those costs, including legal fees. Aerosonic is, however, not obligated to provide indemnity and costs where it is adjudicated that the indemnitee did not act in good faith in the reasonable belief that the indemnitee’s actions were in Aerosonic’s best interests. This description of the indemnification agreements entered into between Aerosonic and such individuals does not purport to be complete and is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(13) hereto, which is incorporated herein by reference. Aerosonic also maintains directors’ and officers’ liability insurance that insures Aerosonic’s directors and officers against certain losses and insures Aerosonic with respect to its obligations to indemnify its directors and officers.

Under the Merger Agreement, TransDigm has agreed to cause the Surviving Corporation to fulfill and honor in all respects the obligations of Aerosonic pursuant to (i) indemnification agreements between Aerosonic and each of its current or past directors and officers and (ii) indemnification provisions under Aerosonic’s certificate of incorporation and bylaws as in effect on the date of the Merger Agreement. TransDigm also has agreed to cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions with respect to indemnification that are at least as favorable to its current or past directors and officers as those contained in Aerosonic’s certificate of incorporation and bylaws as in effect on the date of the Merger Agreement, and such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of such individuals.

Further, TransDigm has agreed to cause the Surviving Corporation to maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by Aerosonic as of the date of the Merger Agreement for the benefit of the current or past directors and officers of Aerosonic with respect to acts or omissions occurring prior to the Effective Time or a substitute policy that is no less favorable to such directors and officers than the existing policy. However, TransDigm will not be required to cause Aerosonic to pay any annual premium in excess of 200% of the current annual premium paid by Aerosonic for that insurance as of the date of the Merger Agreement.

TransDigm and Surviving Corporation have jointly and severally agreed to pay all reasonable expenses that may be incurred by any current or past director or officer in enforcing such indemnity and similar obligations contained in the Merger Agreement.

Item 4.	The Solicitation or Recommendation.

The Aerosonic Board evaluated the Offer and the Merger with the assistance of Aerosonic’s management and its legal and financial advisors and, after careful consideration, at a meeting held on April 19, 2013, the Aerosonic Board unanimously (i) determined and resolved that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of Aerosonic and its stockholders, (ii) approved the Merger Agreement and the Transactions, including the Offer and the Merger, and (iii) recommended that Aerosonic’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Accordingly, and for the other reasons described in more detail below, the Aerosonic Board unanimously recommends that Aerosonic’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A copy of the letter to Aerosonic’s stockholders dated May 7, 2013 communicating the recommendation of the Aerosonic Board, as well as the joint press release, dated April 19, 2013, issued by Aerosonic and TransDigm announcing the execution of the Merger Agreement, are included as Exhibits (a)(7) and(a)(9) to this Statement, and are incorporated herein by reference.

Background of the Transactions

The following chronology summarizes the key meetings, conversations and events between TranDigm and its representatives and Aerosonic and its representatives that led to the signing of the Merger Agreement and the Offer. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of TransDigm, Aerosonic and other parties. Information about TransDigm was provided by TransDigm, and Aerosonic does not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Aerosonic or its representatives did not participate.

The Aerosonic Board regularly reviews and evaluates Aerosonic’s strategic plan and objectives. Aerosonic was pursuing its strategic plan when TransDigm submitted an expression of interest in acquiring Aerosonic in December 2012. After discussions and negotiations, this expression of interest led to the signing of the Merger Agreement on April 19, 2013 and the Offer, as discussed further below.

In November 2008, TransDigm made an unsolicited offer to acquire Aerosonic, which the Aerosonic Board deemed insufficient and rejected. Since then, TransDigm representatives periodically called Aerosonic to check on its progress, resulting in informal meetings between the parties.

In July 2012, in response to TransDigm’s request, Messrs. Hillman and Perkins presented a general update on the business to TransDigm representatives. Later in July 2012, TransDigm and Aerosonic negotiated a non-disclosure agreement, which was signed on August 1, 2012. This agreement restricted TransDigm’s use and disclosure of proprietary and other nonpublic information regarding Aerosonic, but did not contain a “standstill” provision or any provision providing exclusive transaction discussion rights to TransDigm.

On August 21, 2012, in response to a request made by TransDigm in July, Aerosonic sent a letter to TransDigm providing certain nonpublic information, including sales data. TransDigm expressed an interest in continuing to explore a potential acquisition.

Several months later, representatives of TransDigm requested a more in-depth meeting and agreed to sign the Confidentiality Agreement, which restricted TransDigm’s use and disclosure of confidential information regarding Aerosonic and also included a three-year “standstill” provision and provisions prohibiting TransDigm from soliciting Aerosonic employees. On November 6, 2012, the Company and TransDigm entered into the Confidentiality Agreement.

On November 12, 2012, senior Aerosonic executives, including Messrs. Purcell, Perkins and Cason, and its Lead Independent Director, Donald Russell, held a meeting at Aerosonic’s headquarters with representatives of TransDigm to present a comprehensive overview of Aerosonic. Mr. Russell expressed the views of the Aerosonic Board regarding the potential of a sale transaction and the Aerosonic Board’s expectations in that regard.

In late November and early December, TransDigm requested, and Aerosonic provided, additional information in order to enable TransDigm to substantiate its understanding of Aerosonic’s business and to build a valuation model.

On December 14, 2012, Aerosonic received a letter from TransDigm expressing interest in acquiring Aerosonic for $37,500,000, plus cash, less indebtedness assumed. The letter stated that the expression of interest and indicated pricing were subject to certain conditions, including further due diligence and execution of a definitive merger agreement.

On December 17, 2012, members of the Aerosonic Board discussed this expression of interest, with the assistance of corporate counsel, Hill Ward Henderson. Counsel reviewed the legal duties and standards applicable to decisions and actions being considered by the Aerosonic Board. The Aerosonic Board agreed that Mr. Russell and counsel would respond to TransDigm with a request that the expression of interest specify a per share price, for further evaluation by the Aerosonic Board. The Aerosonic Board also discussed proceeding with a post-signing “go-shop” process to market Aerosonic if the parties could reach agreement on merger terms.

On December 19, 2012, Mr. Russell and Aerosonic’s corporate counsel spoke with representatives of TransDigm and its counsel, Baker & Hostetler LLP (“Baker Hostetler”). Mr. Russell and Hill Ward Henderson asked that the indication of interest be re-framed along the lines specified by the Aerosonic Board.

On December 20, 2012, Aerosonic received a revised indication of interest from TransDigm stating its interest in purchasing Aerosonic for an “aggregate enterprise value” of $37,500,000, assuming a cash-free, debt-free balance sheet at closing, subject to conditions tied to diligence and execution of a definitive merger agreement, and proposing a 60-day exclusivity period. Mr. Russell reiterated Aerosonic’s request to TransDigm that its proposal be articulated as a per share price and otherwise as a typical public company offer. In a call on December 21, 2012, TransDigm agreed to provide an expression of interest with a per share price after more due diligence. Aerosonic did not sign the letter, but the parties continued to explore a potential transaction. During the second half of December, the parties discussed and came to general agreement on a transaction structure that would include a two-step tender offer and merger, with a go-shop period (i.e., a period after signing of the Merger Agreement in which Aerosonic checks the market for other potential buyers), should they reach agreement on economic and other terms.

In a meeting on December 21, 2012, the Aerosonic Board resolved to initiate efforts to retain an investment banking advisor to advise and assist Aerosonic in continued discussions with TransDigm.

On January 4, 2013, the Aerosonic Board, with Mr. Purcell, met with and interviewed investment bankers. Later that day, the Aerosonic Board met and agreed to retain Bluestone Capital Partners, LLC (“Bluestone”) to act as Aerosonic’s financial advisor in exploring potential strategic alternatives based primarily on its expertise in the aerospace and defense industries. The Aerosonic Board also agreed to retain Hyde Park Capital Advisors, LLC (“Hyde Park Capital”) to evaluate the deal’s fairness to Aerosonic’s stockholders if a transaction proceeded.

Between January 4, 2013 and January 25, 2013, Bluestone addressed with TransDigm a process to enable TransDigm to complete its due diligence with a view to preparing a more detailed proposal, including a proposed per share price. The parties did not have significant contacts from this point until the end of January, as TransDigm awaited responses to its due diligence requests.

On January 17, 2013, Aerosonic received an unsolicited call from an investment banker representing another strategic party (“Strategic Party A”) indicating an interest in exploring an acquisition of Aerosonic. On January 18, 2013, Bluestone spoke with Strategic Party A’s investment banking representative, confirmed its interest, and sent a non-disclosure agreement.

On January 28, 2013, a second meeting was held at Aerosonic’s headquarters in Clearwater, Florida. All of the attendees from the November 2012 meeting were present, either in person or telephonically, and additionally Mr. Hillman and added TransDigm representatives attended the meeting. Representatives of Grant Thornton LLP’s Transaction Advisory Services team also attended telephonically on behalf of TransDigm. Representatives of Bluestone were also present. The purpose of this meeting was for Aerosonic management to “re-introduce” Aerosonic with the assistance of Bluestone, and to provide updated financial information based on views on Aerosonic’s fiscal year that would end on January 31st.

On January 30, 2013, Bluestone received the signed non-disclosure agreement from Strategic Party A. On February 1, 2013, Bluestone sent materials describing Aerosonic to Strategic Party A.

On January 31, 2013, TransDigm and its representatives were provided with access to a confidential website containing information about Aerosonic. Throughout the month of February, representatives of TransDigm conducted due diligence and reviewed the information that had been provided.

On February 5, 2013, Bluestone delivered revised financial projections to TransDigm, including a revised estimate for FY2013 and revised projections for FY2014 through FY2017. The revised projections reflected approximately $550,000 less in EBITDA for FY 2013 than projections furnished to TransDigm before it submitted its initial indication of interest, because of development costs being incurred on an accelerated basis for Aerosonic’s OASIS® project.

On February 6, 2013, Bluestone delivered a draft of the Merger Agreement and bid instructions to TransDigm that included, among other terms, a proposed termination fee of 1.8% of the equity value if Aerosonic consummated a competing transaction and a “go-shop” of 45 days following execution of the Merger Agreement.

On February 7, 2013, Bluestone had an update call with a member of Strategic Party A’s Corporate Development team and its investment banking representative. On February 12, 2013, Bluestone received communication from Strategic Party A’s investment banking representative that its client had concluded that Aerosonic was not a strategic fit and would not be pursuing acquisition discussions.

On February 21, 2013, Aerosonic received from TransDigm a detailed markup of the draft Merger Agreement and a verbal proposal specifying an enterprise value of $37,500,000, along with TransDigm’s methodology for calculating the associated proposed per share price of $6.90. The calculation of equity value included cash on hand plus expected cash from the exercise of options and warrants, but deducted debt, estimated expenses to be incurred by Aerosonic in a transaction, and customer cash advances. In its markup of the Merger Agreement, TransDigm accepted the proposed “go-shop” period of 45 days. Among other terms, TransDigm’s proposal included a break-up fee of 5.0% of enterprise value, triggered by a termination of the Merger Agreement in certain circumstances, plus deal expenses, reduced to 3.0% of the enterprise value if Aerosonic accepted a superior proposal during the go-shop period. TransDigm noted that it retained a $37,500,000 enterprise value, despite Aerosonic’s FY2013 EBITDA being approximately $550,000 less than the estimate provided to it before its initial expression of interest in December 2012.

On February 22, 2013, the Aerosonic Board met, and with assistance of representatives of Bluestone and Hill Ward Henderson, discussed TransDigm’s proposal. Bluestone presented an analysis of the TransDigm proposal, including the proposed share price calculation. Hill Ward Henderson gave its preliminary analysis of the Merger Agreement markup. After discussing the proposal and considering Bluestone’s views regarding current market dynamics for businesses such as Aerosonic, the Aerosonic Board directed Bluestone to seek a higher valuation from TransDigm.

At the Aerosonic Board’s request, Hill Ward Henderson again reviewed the directors’ legal duties applicable to a potential strategic transaction and how those applied to the alternatives of a pre- or post- market check for a potentially superior offer. The Aerosonic Board discussed relative advantages of engaging in a pre-signing auction process as opposed to a post-signing “go-shop” process after a deal is announced. The Aerosonic Board reiterated its desire to continue operating as an independent company in the absence of an acceptable deal with TransDigm. The Aerosonic Board determined that if desirable terms could be negotiated, a signed fully-financed transaction with TransDigm, along with a go-shop process that allowed the solicitation of higher offers, would most likely produce the most favorable transaction for stockholders. In this decision, the Aerosonic Board weighed risks posed by a pre-signing market check, including management distraction, TransDigm potentially withdrawing its proposal in reaction to that process, and disruptions to key relationships with employees, customers, and others.

On February 27, 2013, Bluestone and Hill Ward Henderson held a conference call with members of management and the Aerosonic Board to discuss strategies for justifying a higher valuation. After dialogue regarding negotiating strategies, the Aerosonic Board authorized Bluestone to present the Aerosonic Board’s position to TransDigm.

On February 28, 2013, Bluestone spoke with a TransDigm representative to present rationales for a higher share price and sent TransDigm an assessment of TransDigm’s December 2012 indication of interest.

On March 1, 2013, Bluestone received a call from a TransDigm representative, who verbally communicated a revised proposal of $7.21 per share.

On March 2, 2013, the Aerosonic Board met to discuss TransDigm’s revised proposal, and was joined by members of management and representatives of Bluestone and Hill Ward Henderson. Bluestone reported on its conversation with TransDigm and communicated TransDigm’s rationale for its revised proposal. Based on its analysis of the proposal, consideration of other strategic alternatives and risks to its business, as well as advice from Bluestone regarding Aerosonic’s value, the Aerosonic Board again directed Bluestone to seek a higher valuation.

On March 2, 2013, after this meeting, Bluestone spoke with a TransDigm representative seeking to negotiate a higher valuation. That afternoon, a TransDigm representative communicated that its final offer was $7.75 per share, subject to continued due diligence and the negotiation of an acceptable merger agreement. Bluestone relayed TransDigm’s final proposal to Mr. Russell, who in turn solicited input from the remaining members of the Aerosonic Board, all of whom favored proceeding with a deal at that price subject to the negotiation and execution of an acceptable merger agreement.

On March 3, 2013, Mr. Russell confirmed to Bluestone that the Aerosonic Board tentatively agreed with TransDigm’s proposal of $7.75 per share, subject to the negotiation of a mutually acceptable Merger Agreement and receipt and evaluation of a fairness analysis. Later that day, Bluestone confirmed with TransDigm that the parties were in agreement on the price per share of $7.75.

On March 4, 2013, Aerosonic began fulfilling TransDigm’s remaining diligence requests. Individuals from Hill Ward Henderson and TransDigm’s legal counsel, Baker Hostetler, initiated discussion of open issues with the Merger Agreement.

On March 5, 2013, representatives of Aerosonic and Bluestone held a telephonic meeting with Hyde Park Capital, which was the firm selected by the Aerosonic Board to provide the Board with an opinion regarding the fairness of the Offer.

Between March 6, 2013 and April 19, 2013, Aerosonic and Bluestone responded to due diligence requests from TransDigm. Also during this period, Hill Ward Henderson and Baker Hostetler negotiated the Merger Agreement, with input from both parties.

On March 9, 2013, Hill Ward Henderson delivered a revised Merger Agreement to Baker Hostetler. Among other terms, the counter-proposal included a termination fee of 3.0% of the equity value, or 2.0% of the equity value if a superior proposal were to be accepted during the go-shop period.

On March 13, 2013, Bluestone delivered to TransDigm the preliminary, unaudited financial results of Aerosonic for the fiscal year ended January 31, 2013. On March 15, 2013, Baker Hostetler distributed to Hill Ward Henderson a revised draft of the Merger Agreement. At this point, the principal points of departure in the draft merger agreement related to the scope of certain of Aerosonic’s representations and warranties, the parameters of the “go shop” provision and the subsequent non-solicitation provisions and related termination rights, the circumstances under which a termination fee would become payable by Aerosonic, and the amount of any termination fee that would be payable during and after the go-shop period.

On March 28, 2013, before the Aerosonic Board meeting that day, TransDigm offered a counter-proposal regarding the termination fee of $1.55 million plus expenses (up to a maximum of $0.7 million) during the go-shop period and $1.95 million plus expenses (up to a maximum of $0.7 million) outside the go-shop period.

On March 28, 2013, the Aerosonic Board held a meeting to consider the Transactions. Members of Aerosonic management and representatives of Hill Ward Henderson, Bluestone, and Hyde Park Capital attended at the Aerosonic Board’s invitation. The Aerosonic Board discussed TransDigm’s position on the termination fee and decided to offer a counter-proposal of $1.0 million, with no provision for reimbursement of expenses, during the go-shop period and $1.2 million, with no provision for expenses, outside of the go-shop period.

At the Aerosonic Board’s request, representatives of Hill Ward Henderson reviewed the material terms of the Merger Agreement, including the price, covenants, termination fee, non-solicitation provisions, termination provisions and “top-up option.” They also provided a summary of the deal structure and the operation of the tender offer, top-up option, and merger process if the parties were to sign the Merger Agreement. Hyde Park Capital presented an initial draft of its fairness opinion, subject only to a fully negotiated Merger Agreement, and finalization of support analysis. Hyde Park Capital noted that it was prepared to provide its opinion to the effect that, as of that date, and subject to assumptions made, matters considered and qualifications and limitations set forth therein, the $7.75 per share amount to be received by Aerosonic’s holders of Common Stock, was fair, from a financial point of view, to such holders. The Board asked questions and discussed Hyde Park Capital’s analysis. The Bluestone representative confirmed that if asked, his firm would also provide a favorable fairness opinion on the Transactions. Representatives of Hyde Park Capital and Bluestone noted the go-shop process contemplated by the Merger Agreement, which allows Aerosonic to solicit other companies to bid.

Later on March 28, 2013, a representative of Bluestone delivered the Aerosonic Board’s counter-proposal on the termination fee.

On April 1, 2013, a representative of TransDigm proposed a termination fee of $1.2 million, with no provision for expenses, during the go-shop period and $1.6 million, with no provision for expenses, outside the go-shop period and also proposed reducing the go-shop period to 35 days. On April 3, 2013, Hill Ward Henderson distributed to Baker Hostetler a revised draft of the Merger Agreement reflecting the parties’ discussions since March 15, 2013. On April 4, 2013, the parties agreed to a termination fee of $1.2 million during the go-shop period and a $1.5 million termination fee outside of the go-shop period, in each case with no provision for expenses, with a go-shop period of 40 days.

Between April 1, 2013 and April 19, 2013, the parties negotiated final changes to the Merger Agreement and TransDigm concluded its due diligence.

On April 19, 2013, the Aerosonic Board held a meeting to further consider the Transactions. Members of Aerosonic management and representatives of Hill Ward Henderson, Bluestone, and Hyde Park Capital attended at the Aerosonic Board’s invitation. Hill Ward Henderson reviewed with the Aerosonic Board changes made to the Merger Agreement since its meeting on March 28, 2013. At the request of the Aerosonic Board, Hyde Park Capital rendered its opinion to the Aerosonic Board to the effect that, as of April 19, 2013, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Hyde Park Capital in preparing its opinion and more fully described under “Opinion of Financial Advisor to the Aerosonic Board,” the per share consideration to be received by the holders of Shares in the Transactions pursuant to the Merger Agreement was fair from a financial point of view to such stockholders. The Bluestone representative reiterated that if asked, his firm would also provide a favorable fairness opinion on the Transactions. Following discussion, the Aerosonic Board unanimously approved the Merger Agreement, the Offer, and the Merger, and authorized management to execute and deliver the Merger Agreement.

The parties signed the Merger Agreement later on April 19, 2013, after trading on NYSE MKT closed. On the morning of April 22, 2013, the parties issued a joint press release announcing the Transactions.

On May 7, 2013, TransDigm commenced the Offer. As of the date of this Statement, Bluestone had contacted 101 parties identified as potential purchasers under the Go-Shop, and had signed non-disclosure agreements with 9 parties and was in discussions with 8 parties.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Aerosonic Board consulted with Aerosonic’s senior management and its legal and financial advisors. In the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its unanimous decision to approve and declare advisable the Merger Agreement and the Transactions, including the Offer and the Merger, and to recommend that Aerosonic’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, adopt the Merger Agreement, and approve the Merger, the Aerosonic Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Aerosonic Board believed supported its determination and recommendation:

1. Per Share Amount in Relation to Recent Trading Prices. The Aerosonic Board considered the relationship of the Per Share Amount to recent market prices of the Shares. The Per Share Amount of $7.75 per Share represents a 59.8% premium over the closing price of the Shares on April 19, 2013, the last trading day before Aerosonic announced the Transactions and a 77.8% premium over the trading price over the trailing 60 days.

2. Strategic Alternatives. The Aerosonic Board believed that the value offered to stockholders in the Offer and the Merger was more favorable to Aerosonic’s stockholders than the potential value that might have resulted to Aerosonic’s stockholders from a broad range of strategic alternatives evaluated over the past several years by the Aerosonic Board, with the assistance of Aerosonic senior management and its advisors, including (i) remaining an independent company and (ii) potential external growth through acquisition, in each case taking into account the potential benefits, risks and uncertainties associated with those other alternatives. The Aerosonic Board also considered the likelihood of another financial or strategic buyer being willing to pursue a transaction with Aerosonic. Although Aerosonic did not actively seek offers from other potential purchasers, the Aerosonic Board noted that (as discussed below) the terms of the Merger Agreement permit the Aerosonic Board to solicit and consider alternative proposals pursuant to the Go-Shop and to terminate the Merger Agreement and enter into an agreement with a third party to accept a Superior Proposal (as defined in the Merger Agreement).

3. Certainty of Consideration. The Aerosonic Board considered that the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to Aerosonic’s stockholders compared to stock or other forms of consideration.

4. Likelihood of Completion; Certainty of Payment. The Aerosonic Board considered its belief that the Offer and the Merger will likely be completed, based on, among other factors:

•	The absence of a financing contingency and the financial capability of TransDigm to complete the Transactions;

•	The absence of any regulatory approvals required for the Transactions; and

•	The scope of the other conditions to completion, and the fact that the conditions to the Offer are specific and limited and, in the Aerosonic Board’s judgment, are likely to be satisfied.

5. Aerosonic’s Operating and Financial Condition. The Aerosonic Board considered the current and historical financial condition, results of operations, business and prospects of Aerosonic, as well as Aerosonic’s financial plan and prospects if it were to remain an independent public company, as well as the risks and uncertainties that Aerosonic would face if it were to remain an independent public company, which risks and uncertainties include the risk factors described in Aerosonic’s filings with the SEC. Such risk factors include, but are not limited to:

•

Aerosonic’s possible inability to attain significant growth expectations as an independent company, including the uncertainties posed by U.S. Government sequestration and international market upheaval;

•	Aerosonic’s potential inability to successfully develop and market new products that are planned or requested by customers;

•	The possibility that market or product developments might render Aerosonic’s products obsolete;

•	Aerosonic’s limitations on its ability to raise capital to support growth and acquisitions; and

•	The costs of operating as a public company with a relatively small market capitalization and the illiquidity of the Shares.

6. Analyses and Recommendation of Bluestone. The Aerosonic Board considered Bluestone’s valuation analyses and its recommendation that Aerosonic proceed with the Transactions.

7. Opinion of Hyde Park Capital. The Aerosonic Board considered Hyde Park Capital’s opinion and financial presentation, dated April 19, 2013, to the Aerosonic Board with respect to the fairness, from a financial point of view and as of the date of the opinion, of the $7.75 per Share consideration to be received by holders of the Shares in the Offer and the Merger, taken together, which opinion was based on and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Hyde Park Capital in preparing its opinion, as more fully described below under the caption “Opinion of Hyde Park Capital Advisors, LLC.”

8. Terms of the Merger Agreement. The Aerosonic Board considered the fact that the terms of the Merger Agreement were determined through extensive arm’s-length negotiations between Aerosonic, with the assistance of its legal and financial advisors, on the one hand, and TransDigm and Purchaser, with the assistance of their legal advisor, on the other hand. Among others, certain provisions of the Merger Agreement considered important by the Aerosonic Board were:

•

Tender Offer Structure. The fact that the Merger Agreement provides for a prompt tender offer that consists of cash for all of the Shares to be followed by a second step merger for the same cash consideration, thereby enabling Aerosonic’s stockholders to obtain the benefits of the transaction at the earliest possible time;

•

Minimum Tender Condition. The consummation of the Offer being conditioned on the Minimum Tender Condition, which entails the tender in the Offer of at least a majority of the Shares outstanding on a fully-diluted basis at the Expiration Date and which, if satisfied, would demonstrate strong support for the Offer and the Merger by Aerosonic’s stockholders;

•

Ability to Solicit a Superior Proposal. The opportunity to conduct, with the assistance of Bluestone, the Go-Shop for 40 days following the date of the Merger Agreement to solicit a superior alternative transaction for Aerosonic’s stockholders, if available, or confirm the advisability of the Offer and the Merger and, after the end of the Go-Shop Period, continue discussions with prospective purchasers that submitted an acquisition proposal during the Go-Shop Period that would reasonably be expected to result in a transaction, if consummated, more favorable to Aerosonic’s stockholders from a financial point of view (such proposal, subject to the certain additional requirements specified in the Merger Agreement, a “Superior Proposal”);

•

Ability to Respond to Certain Unsolicited Takeover Proposals. The ability of Aerosonic, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction; and

•

Change in Recommendation; Ability to Accept a Superior Proposal. The Aerosonic Board’s right to withdraw, modify or amend its recommendation, recommend a superior proposal, or terminate the Merger Agreement under certain circumstances, including to accept a Superior Proposal, subject to Purchaser’s right to negotiate in good faith to make adjustments to the terms of the Merger Agreement and Aerosonic’s obligation to pay a termination fee of $1,200,000 or $1,500,000, as applicable, in the case of a termination of the Merger Agreement under certain circumstances. The Aerosonic Board determined that the termination fee was reasonable and not a fee that would likely deter a third party from making a Superior Proposal. In addition, the Aerosonic Board recognized that the provisions in the Merger Agreement relating to termination fees were insisted on by TransDigm as a condition to entering into the Merger Agreement.

9. Benefits for Employees and Customers. The Aerosonic Board considered the fact that TransDigm’s acquisition of Aerosonic would likely offer an attractive opportunity for its employees to work with a company with greater resources, that there were significant opportunities for TransDigm to make greater use of Aerosonic’s existing facilities, and that Aerosonic’s customers would benefit from the added products and capabilities offered by the larger and more diverse acquirer.

In the course of its deliberations, the Aerosonic Board considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

•	the effect of the public announcement of the Merger Agreement, including effects on Aerosonic’s sales, operating results and stock price;

•	the fact that Aerosonic must pay TransDigm a termination fee of either $1,200,000 or $1,500,000 if the Merger Agreement is terminated under certain circumstances;

•	the possibility that the termination fee payable by Aerosonic to TransDigm could discourage other bidders;

•	the risk that the Offer might not receive the requisite tenders from Aerosonic’s stockholders and therefore might not be consummated;

•

the risks and costs to Aerosonic if the transactions do not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•

the restrictions on the conduct of Aerosonic’s business prior to the completion of the transaction, requiring Aerosonic to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent Aerosonic from undertaking business opportunities that may arise pending completion of the Offer and the Merger; and

•

the nature of the transaction as a cash transaction will prevent stockholders from being able to directly participate in any future earnings or growth of Aerosonic, and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if Aerosonic engages in future strategic or other transactions or as a result of the improvements to Aerosonic’s operations.

The foregoing discussion of factors considered by the Aerosonic Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Aerosonic Board. After considering these factors, the Aerosonic Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The members of the Aerosonic Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Aerosonic Board believed were appropriate. In view of the wide variety of factors considered by the Aerosonic Board in connection with its evaluation of the Merger Agreement and the Transactions, including the Offer and the Merger, and the complexity of these matters, the Aerosonic Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Aerosonic Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, the Aerosonic Board recommends that you accept the Offer, tender your Shares pursuant to the Offer, and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Opinion of Hyde Park Capital Advisors, LLC

Aerosonic retained Hyde Park Capital to render an opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the $7.75 per Share consideration to be received by holders of Shares in the Offer and the Merger, taken together. On April 19, 2013, at a meeting of the Aerosonic Board held to evaluate the Offer and the Merger, Hyde Park Capital rendered to the Aerosonic Board its opinion to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, qualifications and limitations in the review undertaken and other matters considered by Hyde Park Capital in the preparation of its opinion, the $7.75 per Share consideration to be received by holders of Shares in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders.

Hyde Park Capital’s opinion was furnished for the use and benefit of the Aerosonic Board (in its capacity as such) in connection with its evaluation of the $7.75 per Share consideration, only addressed the fairness, from a financial point of view, of such consideration and did not address any other aspect or implication of the Offer or the Merger. The summary of Hyde Park Capital’s opinion in this document is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex II. Hyde Park Capital’s opinion should not be construed as creating any fiduciary duty on Hyde Park Capital’s part to any party. Hyde Park Capital’s opinion was not intended to be, and does not constitute, a recommendation to the Aerosonic Board, any security holder or any other person as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the Offer or the Merger.

In connection with its opinion, Hyde Park Capital made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Hyde Park Capital:

1.	Reviewed the draft of the Merger Agreement dated April 19, 2013;

2.	Reviewed certain publicly available business and financial information relating to Aerosonic;

3.	Reviewed certain other information relating to Aerosonic provided to or discussed with Hyde Park Capital by Aerosonic’s representatives, including (i) financial forecasts relating to Aerosonic, and (ii) certain industry and business information prepared by Aerosonic’s management;

4.	Discussed Aerosonic’s past and present operations and financial condition and Aerosonic’s prospects with senior executives of Aerosonic;

5.	Reviewed and compared the historical stock prices, multiples, margins, growth rates, and trading history for the Shares, and compared that data with similar data for other publicly held companies in businesses that Hyde Park Capital deemed relevant in evaluating Aerosonic;

6.	Considered, to the extent publicly available, the financial terms of certain other merger or acquisition transactions, including premiums paid for public companies, which Hyde Park Capital deemed to be relevant, which have been effected or announced; and

7.	Considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Hyde Park Capital deemed relevant.

In preparing its opinion, Hyde Park Capital relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information reviewed by it, and Hyde Park Capital did not assume any responsibility for the independent verification of, nor did Hyde Park Capital independently verify, any of such information. With respect to the financial forecasts provided to or discussed with Hyde Park Capital by the management of Aerosonic and the unaudited financial statements and other financial information prepared and provided to Hyde Park Capital by the management of Aerosonic, Hyde Park Capital assumed that they were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of Aerosonic. Hyde Park Capital assumed no responsibility for the assumptions, estimates and judgments on which such forecasts and interim financial statements and other financial information were based. In addition, Hyde Park Capital was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Aerosonic, nor was Hyde Park Capital furnished with any such evaluations or appraisals. With regard to the information provided to Hyde Park Capital by Aerosonic, Hyde Park Capital relied upon the assurances of the members of management of Aerosonic that they were unaware of any facts or circumstances that would make such information materially incomplete or misleading. Hyde Park Capital also assumed that there had been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations or prospects of Aerosonic since the date of the most recent financial statements made available to Hyde Park Capital. Hyde Park Capital also assumed that in the course of obtaining any necessary regulatory and third party consents, approvals and agreements for the transactions contemplated by the Merger Agreement, no modification, delay, limitation, restriction or condition would be imposed that will have an adverse effect on Aerosonic, or the transactions contemplated by the Merger Agreement, and that such transactions would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement therein that is material to Hyde Park Capital’s analysis. Representatives of Aerosonic advised Hyde Park Capital, and Hyde Park Capital further assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by Hyde Park Capital. Hyde Park Capital’s opinion was necessarily based on financial, economic, market and other conditions as they existed on and the information made available to Hyde Park Capital as of April 19, 2013. Although subsequent developments may affect its opinion, Hyde Park Capital has no obligation to update, revise, or reaffirm its opinion. Hyde Park Capital made each of the assumptions set forth above with the consent of the Aerosonic Board.

Hyde Park Capital’s opinion was for the use and benefit of the Aerosonic Board in connection with the transactions contemplated by the Merger Agreement. Hyde Park Capital’s opinion may not be used by any other persons for any other purpose and was not intended to and did not confer any rights or remedies upon any other person. Hyde Park Capital’s opinion should not be construed as creating any fiduciary duty on the part of Hyde Park Capital to Aerosonic, the Aerosonic Board, the stockholders of Aerosonic or any other party. Hyde Park Capital’s opinion only addressed the fairness from a financial point of view of the consideration to be received by the stockholders of Aerosonic other than the excluded persons pursuant to the Merger Agreement in the transactions contemplated by the Merger Agreement and did not address any other terms, aspects or implications of such transactions or any agreements, arrangements or understandings entered into in connection with such transactions or otherwise. In addition, Hyde Park Capital’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other transaction structures, transactions or business strategies that may have been available to Aerosonic, the Aerosonic Board, or the stockholders of Aerosonic nor did it address or constitute a recommendation regarding the decision of the Aerosonic Board to enter into the Merger Agreement or to engage in the transactions contemplated by the Merger Agreement. Hyde Park Capital’s opinion was authorized for issuance by the Fairness Opinion Committee of Hyde Park Capital. Hyde Park Capital’s opinion did not constitute advice or a recommendation to any stockholder of Aerosonic as to whether such person or entity should tender Shares into the Offer or how such person or entity should vote or act on any other matter relating to the transactions contemplated by the Merger Agreement. Hyde Park Capital expressed no opinion about the amount or nature of the compensation to Aerosonic’s officers, directors or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the consideration in such transactions.

The following is a summary of the material financial analyses performed by Hyde Park Capital in connection with Hyde Park Capital’s opinion dated April 19, 2013. The order of analyses does not represent relative importance or weight given to those analyses by Hyde Park Capital. The financial analyses summarized below include information presented in tabular format. In order to fully understand Hyde Park Capital’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying and the qualifications and evaluations affecting the analyses, could create a misleading or incomplete view of Hyde Park Capital’s financial analyses.

Premium Paid Analysis

Hyde Park Capital analyzed the per Share value to be received by the holders of Shares pursuant to the transactions contemplated by the Merger Agreement compared to the market price of Shares as of April 18, 2013, the day prior to the rendering of the fairness opinion, and the volume-weighted average market prices of Shares for the 5-day, 30-day and 90-day periods ended April 18, 2013 as well as the implied premium to the 52-week high ended April 18, 2013. The results of the merger premium analysis are summarized as follows:

	Price per Share	Implied Premium
Unaffected Share price (4/18/2013)	$4.85	59.8%
5-day average	$4.82	60.9%
30-day average	$4.47	73.4%
90-day average	$4.00	93.6%
52-week high	$4.85	59.8%
52-week low	$2.35	229.8%

Hyde Park Capital reviewed implied premiums paid involving publicly-held target companies relative to the historical closing stock prices of such target companies one day, five trading days and one month prior to public announcement of the relevant transaction. Hyde Park Capital reviewed the median implied premiums paid for comparable transactions within the aerospace and defense industry and for all deals under $250 million market capitalization one day prior to the respective transaction announcement. Hyde Park Capital then compared the median of the implied premiums paid in the selected transactions to Aerosonic’s historical closing stock prices on corresponding trading days prior to April 18, 2013. Hyde Park Capital noted that this analysis implied a per Share equity reference range of $5.31 to $7.22. The results of the premium analysis are summarized as follows:

	Median of Implied Premiums Paid in Selected Transactions
	1-day prior	5-days prior	30-days prior
Comparable Industry Transactions	18.5%	18.6%	29.0%
All Transactions Under $250m Market Cap	45.4%	48.8%	52.0%
Aerosonic Stock Price Per Share	$4.85	$4.85	$4.12

Implied Aerosonic Price Per Share	1-day prior	5-days prior	30-days prior
Comparable Industry Transactions	$5.75	$5.75	$5.31
All Transactions Under $250m Market Cap	$7.05	$7.22	$6.26

Selected Publicly Traded Company Analysis

Hyde Park Capital reviewed certain publicly available financial information and stock market information for certain publicly traded companies in the aerospace and defense industry that Hyde Park Capital deemed relevant to Aerosonic. The group of selected publicly traded companies included in this analysis is listed below:

•	Ametek, Inc.

•	Rockwell Collins, Inc.

•	Triumph Group, Inc.

•	Esterline Technologies Corp.

•	Moog, Inc.

•	Astronics Corp.

•	Orbit International Corp.

Hyde Park Capital chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the aerospace and defense industry. Hyde Park Capital noted that none of the companies reviewed is identical to Aerosonic and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies. Although none of the selected companies is directly comparable to Aerosonic, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Aerosonic. Hyde Park Capital determined that the public companies included in its selected publicly traded companies analysis should be included based on similarities of operations of such companies to certain operations of Aerosonic, notwithstanding the greater revenues and earnings before interest, taxes, depreciation and amortization (which we refer to as EBITDA) of these companies as compared to Aerosonic, because Aerosonic is not directly comparable to any public company due to its size and business segments.

For each selected company, Hyde Park Capital calculated the “market capitalization” (defined as the closing market price per share multiplied by the company’s common stock outstanding). In addition, Hyde Park Capital calculated the “enterprise value” (defined as the market capitalization plus the book value of each company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Hyde Park Capital calculated the multiple of each company’s enterprise value to its most recently reported last twelve months (which we refer to as LTM) EBITDA.

Hyde Park Capital then compared the multiples implied in the transactions contemplated by the Merger Agreement with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of April 18, 2013.

The results of the selected public companies analysis are summarized as follows:

	Selected Companies Trading Range	Average
Enterprise value / LTM EBITDA	7.6x –13.0x	9.1x

Based upon its judgment and using the data set’s average as a midpoint, Hyde Park Capital selected a range of 8.6x to 9.6x multiples of enterprise value to LTM EBITDA to calculate a range of implied prices per Share. Hyde Park Capital noted that this analysis implied a per Share equity reference range of $5.78 to $6.52.

Selected Merger and Acquisition (M&A) Transactions Analysis

Hyde Park Capital reviewed certain publicly available financial information concerning completed merger and acquisition transactions that Hyde Park Capital deemed relevant. The group of selected merger and acquisition transactions in the aerospace and defense industry are listed below.

Date Closed	Target	Acquirer	EV/LTM EBITDA

Pending	Edac Technologies Corp. (NasdaqCM:EDAC)	Greenbriar Equity Group	9.9x

08/23/12	Northstar Aerospace, Inc.	Wynnchurch Capital, Ltd.	5.0x

12/15/11	Haigh-Farr, Inc.	The Vitec Group plc (LSE:VTC)	9.2x

08/05/11	Flight Landata, Inc.	The KEYW Holding Corp. (NasdaqGM:KEYW)	3.1x

04/21/11	HTL / Kin-Tech / OECO / Securaplane / Sunbank / Thomson Aerospace & Defense	Meggitt PLC (LSE:MGGT)	8.7x

03/29/11	Herley Industries, Inc. (NasdaqGS:HRLY)	Kratos Defense & Security Solutions, Inc. (NasdaqGS:KTOS)	7.8x

		Average	7.3x

Hyde Park Capital chose these acquisition transactions based on a review of completed and pending transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the aerospace and defense industry that Hyde Park Capital deemed relevant. Hyde Park Capital noted that none of the merger and acquisition transactions or subject target companies reviewed is identical to the transaction contemplated by the Merger Agreement or Aerosonic, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors, such as contemporaneous market conditions, that affect the values implied in such acquisition transactions.

For each target company in the selected transactions, Hyde Park Capital analyzed its enterprise value, LTM EBITDA and the multiple of the enterprise value to the LTM EBITDA. Hyde Park Capital then compared the multiples implied in the transactions contemplated by the Merger Agreement with the corresponding multiples for the selected transactions. Stock market and historical financial information for the selected transactions was based on publicly available information as of April 18, 2013.

Based upon its judgment and using the data set’s average as a midpoint, Hyde Park Capital selected ranges of 6.8x to 7.8x multiples of enterprise value to LTM EBITDA and applied such ranges to Aerosonic as of January 31, 2013 to calculate ranges of implied prices per Share. Hyde Park Capital noted that this analysis implied a per Share equity reference range of $6.28 to $7.34.

Discounted Cash Flow Analysis

Hyde Park Capital performed a discounted cash flow analysis on Aerosonic utilizing Aerosonic’s projected unlevered free cash flows (defined as tax-effected earnings before interest and taxes, plus depreciation and amortization, less capital expenditures and increases and decreases in net working capital) from April 19, 2013 through the fiscal year ending January 31, 2017, as provided by Aerosonic’s senior management. In this analysis, Hyde Park Capital calculated the present values of the projected free cash flows for 2014 to 2017 by discounting such amounts at rates ranging from 13.4% to 23.4%. Hyde Park Capital arrived at the discount rate range of 13.4% to 23.4% by analyzing the weighted average cost of capital for the capital structures of the companies in the selected publicly traded companies analysis. Hyde Park Capital calculated the present value of the projected free cash flows beyond 2017 by calculating terminal values determined by an EBITDA multiple based on the selected publicly traded companies analysis and a perpetual growth rate of 2.5% to 3.5%. Hyde Park Capital noted that the Discounted Cash Flow Analysis utilizing a terminal EBITDA multiple implied a per Share equity reference range of $9.89 to $11.34 while the Discounted Cash Flow Analysis utilizing a perpetual growth rate implied a per Share equity reference range of $5.47 to $5.79.

The foregoing summary does not purport to be a complete description of the analyses performed by Hyde Park Capital or its presentation to the Aerosonic Board. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Hyde Park Capital’s opinion. In arriving at its determination, Hyde Park Capital considered the results of all of its analyses. Due to Aerosonic’s lower historical growth rates and the inherent execution and technology risk in achieving Aerosonic’s growth forecast, Hyde Park Capital believes the Discounted Cash Flow valuation methodology overvalues Aerosonic while the Comparable Public Company Analysis and Precedent M&A Transaction Analysis provide a more accurate indication of value of the business. Hyde Park Capital made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Aerosonic or the transaction contemplated by the Merger Agreement.

Hyde Park Capital prepared these analyses for purposes of providing its opinion to the Aerosonic Board as to the fairness from a financial point of view to holders of Shares of the consideration to be received by such holders pursuant to the Offer and the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Aerosonic, Hyde Park Capital or any other person assumes responsibility if future results are materially different from those forecast.

The consideration was determined through arm’s-length negotiations between Aerosonic and TransDigm and was approved by the Aerosonic Board. Hyde Park Capital provided advice to Aerosonic during these negotiations. Hyde Park Capital did not, however, recommend any specific amount or type of consideration to Aerosonic or the Aerosonic Board or that any specific amount or type of consideration constituted the only appropriate consideration for the transaction contemplated by the Merger Agreement.

As described above, Hyde Park Capital’s opinion to the Aerosonic Board was one of many factors taken into consideration by the Aerosonic Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Hyde Park Capital in connection with its opinion and is qualified in its entirety by reference to the written opinion of Hyde Park Capital filed as Annex II to this Statement.

Hyde Park Capital and its affiliates provide a range of investment banking and financial services and, in that regard, Hyde Park Capital and its affiliates may in the future provide investment banking and other financial services to Aerosonic, TransDigm and their respective affiliates for which Hyde Park Capital and its affiliates would expect to receive compensation. Prior to its engagement by the Aerosonic Board in connection with a proposed transaction involving Aerosonic, Hyde Park Capital has not provided services to either Aerosonic or TransDigm for which Hyde Park Capital received compensation.

Aerosonic has agreed to pay Hyde Park Capital a $100,000 fee for rendering its opinion. In addition, Aerosonic has agreed to indemnify Hyde Park Capital against certain liabilities that may arise out of its engagement.

Intent to Tender

To Aerosonic’s knowledge, after making reasonable inquiry, all of Aerosonic’s executive officers, directors and affiliates currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than any Shares for which such holder does not have discretionary authority).

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated February 6, 2013, with Aerosonic, Bluestone was formally retained to provide financial advisory services in connection with the Transactions, and Aerosonic agreed to pay fees for its services in connection with such Transactions. Pursuant to the terms of the engagement letter, if the Transactions are completed, Bluestone will receive from Aerosonic a cash fee of approximately $522,500, less retainer amounts previously paid. On the completion of any other transaction, Bluestone’s fee would equal (i) $625,000, plus (ii) 5.0% of the transaction value above $37,500,000, less retainer amounts paid. Whether or not a transaction is completed, Aerosonic agreed to pay the reasonable out-of-pocket expenses of Bluestone not to exceed $15,000 in the aggregate without Aerosonic’s prior authorization, and to indemnify Bluestone and related parties against liabilities of any kind, relating to, or arising out of, its engagement. As used in this paragraph, “transaction” means any transaction or series or combination of transactions whereby, directly or indirectly, debt or equity securities of Aerosonic are issued that results in a change of control of Aerosonic, or all or a substantial part of the business, assets (tangible or intangible) or capital stock of Aerosonic are transferred or assigned for consideration, including without limitation, a sale or exchange of capital stock or assets, merger or consolidation, tender or exchange offer, leveraged buy-out, capital contribution or other infusion of capital that results in a change of control of Aerosonic.

Hyde Park Capital was engaged to render an opinion to the Aerosonic Board in connection with the Offer and the Merger and was entitled to receive an aggregate fee of $100,000 in connection with the delivery of its opinion, which fee was not contingent on the successful consummation of the Offer or the Merger or the conclusion contained in its opinion. Aerosonic also has agreed to reimburse certain of Hyde Park Capital’s expenses and to indemnify it and related parties for certain liabilities arising from the engagement.

Neither Aerosonic nor any other person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Aerosonic’s stockholders on its behalf in connection with the Offer, the Merger, or the other Transactions.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by Aerosonic or, to Aerosonic’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Statement, including with respect to any negotiations that may be ongoing in respect of the Go-Shop, all of which are at the preliminary stages, no negotiations are being undertaken or are underway by Aerosonic in response to the Offer which relate to a tender offer or other acquisition of Aerosonic’s securities by Aerosonic, any subsidiary of Aerosonic or any other person.

(b) Except as set forth in this Statement, including with respect to any negotiations that may be ongoing in respect of the Go-Shop, all of which are at the preliminary stages, no negotiations are being undertaken or are underway by Aerosonic in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Aerosonic or any subsidiary of Aerosonic, (ii) any purchase, sale or transfer of a material amount of assets of Aerosonic or any subsidiary of Aerosonic, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Aerosonic.

(c) Except as set forth in this Statement or executed non-disclosure agreements entered into with third parties in connection with the Go-Shop, there are no transactions, Aerosonic Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Aerosonic Board, other than at a meeting of Aerosonic’s stockholders as described in Item 3. The Information Statement is attached hereto as Annex I.

Provisions of Delaware General Corporation Law

Business Combination Statute

As a Delaware corporation, Aerosonic is subject to Section 203 of the DGCL, which prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Aerosonic’s Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

Short Form Merger

The DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Aerosonic stockholder.

Appraisal Rights

No appraisal rights are available to Aerosonic stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of Aerosonic who has not tendered his, her or its Shares in the Offer and held his, her or its Shares immediately prior to the Effective Time will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (exclusive of any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash, along with interest, if any, to dissenting stockholders of Aerosonic for their Shares. Any such judicial determination of the fair value of the Shares would be based upon all relevant factors. The value so determined could be more or less than the Per Share Amount. If any Aerosonic stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its right to appraisal and payment under the DGCL, such stockholder’s Shares will thereupon be treated as converted as of the Effective Time into the right to receive the Per Share Amount for each Share, without any interest thereon, in accordance with the Merger Agreement. The foregoing discussion is not a complete statement of law pertaining to appraisal rights in accordance with Delaware law and is qualified in its entirety by reference to Delaware law.

Top-Up Option

Pursuant to the terms of the Merger Agreement, Aerosonic granted to Purchaser an irrevocable option (the “Top-Up Option”) exercisable only once in whole but not in part upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase, at a price equal to the Per Share Amount, the lowest number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares collectively owned, directly or indirectly, by TransDigm, Purchaser or their affiliates at the time of such exercise, constitutes one Share more than 90% of the total Shares then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares and the exercise of all options, warrants and other rights to purchase Shares regardless of exercise price, vesting schedule or other terms or conditions thereof).

The Top-Up Option will not be exercisable and will terminate on the later of the Acceptance Date and the expiration of any “subsequent offering period” if the number of Top-Up Option Shares exceeds the number of Shares authorized and unissued (other than Shares reserved for issuance pursuant to other outstanding options and warrants) or held in the treasury of Aerosonic .

The aggregate purchase price for the Top-Up Option Shares may be paid by Purchaser, at its election, either in (i) cash or (ii) a combination of cash equal to at least the aggregate par value of the Top-Up Option Shares and a promissory note for the remainder of the purchase price for the Top-Up Option Shares. Any promissory note delivered to Aerosonic for the Top-Up Option Shares will be due on the first anniversary of the execution and delivery of the promissory note, will bear interest at the applicable federal rate determined for U.S. income tax purposes, will be full recourse to TransDigm, and may be prepaid without premium or penalty.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect the Merger without a meeting of the Aerosonic stockholders pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Aerosonic stockholders would otherwise be assured because of TransDigm’s and Purchaser’s collective ownership of a majority of the Shares following completion of the Offer.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Financial Forecasts

Aerosonic does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings, or other results. Aerosonic’s management provided certain unaudited forecasts regarding Aerosonic’s possible future operations to Purchaser and other bidders in connection with their diligence review of Aerosonic and to the Aerosonic Board in connection with its review of the Offer and the Merger. These forecasts (the “Projections”) include unaudited preliminary results for fiscal year ended January 31, 2013, and management’s projections for fiscal years ending January 31, 2014 through 2017. Aerosonic’s management also provided the Projections to Bluestone and to Hyde Park Capital for their use in their financial analysis and in connection with the preparation by Hyde Park Capital of its opinion to the Aerosonic Board.

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Aerosonic’s independent auditors, nor any other independent public accounting firm has compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Projections nor have they expressed any opinion or given any form of assurance with respect to such information or its reasonableness, achievability, or accuracy. The inclusion of the Projections in this Schedule will not be deemed an admission or representation by Aerosonic that they are viewed by Aerosonic as material information of Aerosonic. The Projections should not be regarded as an indication that Aerosonic, or any of its affiliates or representatives, considered, or now considers, them to be necessarily predictive of actual future results.

The Projections were based on information prepared by Aerosonic using a variety of assumptions and estimates. The assumptions and estimates underlying the Projections may not be realized and are inherently subject to significant business, economic, and competitive uncertainties, risks, and contingencies, all of which are difficult to predict and many of which are beyond Aerosonic’s control, including those set forth in Aerosonic’s Annual Report on Form 10-K for the year ended January 31, 2013, filed with the SEC. The assumptions and estimates used to create the information in the Projections involve judgments made with respect to, among other things, general business, economic, regulatory, market, and financial conditions, as well as factors specific to Aerosonic, including growth rates, ability to bring new products to market, continued viability of existing products, market share, future pricing, and levels of operating expenses (including independent research and development expenses, “IR&D”), all of which are difficult to predict. The Projections also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Offer, or any other changes that may in the future affect Aerosonic or its assets, business, operations, properties, policies, corporate structure, capitalization, and management. Accordingly, the Projections constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Projections will prove to be accurate, and actual results may materially differ. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year.

The Projections include non-GAAP financial measures, including Adjusted EBITDA. Aerosonic believes that Adjusted EBITDA provides important information about the operating trends of Aerosonic. Aerosonic uses Adjusted EBITDA to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. Adjusted EBITDA is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Aerosonic’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate Aerosonic’s results of operations in conjunction with the corresponding GAAP measures.

The Projections are set forth below. All amounts are expressed in thousands of dollars.

	2013(P)	2014(P)	2015(P)	2016(P)	2017(P)
Revenue	$31,021	$34,569	$38,026	$41,829	$46,012
Net Income	2,238	3,329	4,622	5,637	6,739
Adjusted EBITDA (1)	$5,125	$7,542	$8,999	$10,642	$12,426

(1)	Adjustments to net income under GAAP are shown below.

A reconciliation of the financial forecasts of Adjusted EBITDA to net income, which is the most closely related GAAP measure, is set forth below.

	2013(P)	2014(P)	2015(P)	2016(P)	2017(P)
Net Income	$2,238	$3,329	$4,622	$5,637	$6,739
Interest	258	270	292	315	340
Taxes (1)	1,204	1,832	2,544	3,102	3,709
Depreciation and Amortization	590	614	657	703	752

EBITDA	4,293	6,046	8,114	9,757	11,541
Total Operating Adjustments (2)	2,834	1,496	885	885	885
Adjustment for Gain on Sale of Assets	(2,003)	—	—	—	—

Adjusted EBITDA	$5,125	$7,542	$8,999	$10,642	$12,426

(1)	Assumes application of existing net operating loss to taxes.
(2)	Operating adjustments include non-core operating expenses, public company costs, and non-recurring IR&D expenses. Adjusted EBITDA and EBITDA are financial measures that are not calculated in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income, operating income, or any other measure of financial performance calculated and presented in accordance with GAAP.

None of Aerosonic or its affiliates or representatives has made or makes any representation to any shareholder regarding the information contained in the Projections, and except as may be required by applicable securities laws, Aerosonic does not intend to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date such Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the information used in the Projections are shown to be in error.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each executive officer that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section this term is used to describe the merger-related compensation payable to our executive officers.

Aerosonic has entered into retention agreements with Messrs. Hillman, Purcell, Cason, and Perkins, which agreements will remain an obligation of Aerosonic or its successor following the Merger. The agreements provide for payment of amounts as severance if both (i) a change of control occurs and (ii) one or more additional triggering events occurs. On the occurrence of both of these events, the executive is entitled to receive severance compensation consisting of (i) for Mr. Hillman and Mr. Purcell, an amount equal to 110% of annual base salary times 150%, plus 150% of the average of executive’s bonus over the two fiscal years preceding the triggering event and (ii) for Mr. Cason and Mr. Perkins, an amount equal to 110% of annual base salary, plus the average of executive’s bonus over the two fiscal years preceding the triggering event. These amounts would be payable in equal monthly installments over 18 months and 12 months, respectively. The retention agreements provide that (i) if an executive receives severance under his retention agreement, he will not be entitled to receive severance under his employment agreement and (ii) if an executive receives severance under his employment agreement, he will not be entitled to receive severance under his retention agreement. Aerosonic offered these terms to its executive officers to enhance objectivity and promote retention in the event of a change in control.

On April 18, 2013, Aerosonic entered into amended and restated retention agreements with the executives named above. The new agreements provide for a form of release, include a prevailing parties legal fees provision, and clarify the calculation of severance compensation in the event of a reduction in the executive’s base salary. The triggering events and severance amounts remain unchanged in all material respects from the prior retention agreements.

Under the Aerosonic Corporation 2004 Stock Incentive Plan, as amended (the “Plan”), all outstanding options shown in the table titled “Outstanding Equity Awards at January 31, 2013” under “Executive Compensation – Stock Option Information for the Year Ended January 31, 2013” for the executive officers in the Information Statement will become immediately exercisable in the event that there is, with respect to Aerosonic, a “change in control.” A “Change of Control” is defined by the Plan as: (i) the acquisition by a person of control of 50% or more of the combined voting securities of Aerosonic, (ii) the merger or consolidation of Aerosonic and any other entity where the voting securities of Aerosonic prior thereto do not represent more than 50% of the combined voting power of the voting securities of Aerosonic or such surviving entity immediately after such merger or consolidation, or (iii) the stockholders of Aerosonic approve a plan of its complete liquidation or an agreement for the sale or disposition by Aerosonic of all or substantially all of its assets. Upon the Acceptance Date, there will be a change of control under the Plan.

The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Statement and in the narrative that follows the table. As a result, the actual amounts, if any that an executive officer receives may materially differ from the amounts set forth in the table.

Golden Parachute Compensation

	Cash ($) (1)	Equity ($) (2)	Total ($)
Douglas J. Hillman	$689,426	$832,800	$1,522,226
President and CEO
Kevin J. Purcell	$443,410	$309,270	$752,680
EVP and CFO
Thomas W. Cason	$276,288	$470,520	$746,808
EVP and COO
P. Mark Perkins	$268,901	$441,145	$710,046
EVP Sales and Marketing

(1)	These amounts represent “double-trigger” severance payments payable over an 18 month period (with respect to Messrs. Hillman and Purcell) or a 12 month period (with respect to Messrs. Cason and Perkins), including both salary and bonus compensation. These amounts assume that base salaries remain unchanged from their levels in effect on the date of this Statement. These amounts also assume that each executive officer has satisfied the requirements under his retention agreement to receive such payments for the maximum period of time.
(2)	These amounts represent the aggregate amount of Option Spread Value with respect to the outstanding Options with an exercise price below $7.75 per Share as of the Acceptance Date, plus the value of performance based restricted shares at $7.75 per Share.

Forward-Looking Statements

Certain statements made in this Statement and in the materials incorporated by reference herein that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. These forward-looking statements include, without limitation, statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding the possibility of any termination of the Merger Agreement; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on Aerosonic’s current expectations and projections about future events. Some or all of the results anticipated by these forward-looking statements may not occur. Important factors that could cause such results to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, those risk factors set forth in filings with the SEC, including Aerosonic’s Annual Report on Form 10-K for the year ended January 31, 2013 and quarterly and current reports on Form 10-Q and Form 8-K, respectively, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of Aerosonic’s stockholders will tender their Shares in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or may be waived; risks that Aerosonic’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, suppliers, vendors, purchasing agents and other business partners; risks that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the possibility that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact Aerosonic’s business and financial performance. Moreover, Aerosonic operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for Aerosonic’s management to predict all risk factors, nor can it assess the impact of all factors on Aerosonic’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although Aerosonic believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievements. Moreover, neither Aerosonic nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Aerosonic does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations. Aerosonic notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended.

Item 9.	Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Offer to Purchase dated May 7, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by TransDigm on May 7, 2013).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by TransDigm on May 7, 2013).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by TransDigm on May 7, 2013).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by TransDigm on May 7, 2013).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by TransDigm on May 7, 2013).

(a)(6)	Summary Advertisement, as published in The Wall Street Journal on May 7, 2013 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by TransDigm on May 7, 2013).

(a)(7)	Letter to Stockholders of Aerosonic dated May 7, 2013.*

(a)(8)	Press Release issued by TransDigm and Aerosonic, dated May 7, 2013, announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed by TransDigm on May 7, 2013).

(a)(9)	Press Release issued by TransDigm and Aerosonic dated April 22, 2013 (incorporated by reference to the Press Release filed under the cover of Schedule 14D-9C by Aerosonic with the SEC on April 22, 2013).

(a)(10)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 (included as Annex I).*

(a)(11)	Opinion of Hyde Park Capital to the Aerosonic Board dated April 19, 2013 (included as Annex II).*

(a)(12)	TransDigm presentation to Aerosonic employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Aerosonic with the SEC on April 25, 2013).

(a)(13)	Press Release issued by Aerosonic, dated May 1, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Aerosonic with the SEC on May 1, 2013).

(e)(1)	Agreement and Plan of Merger, dated as of April 19, 2013, among TransDigm, Purchaser and Aerosonic (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aerosonic with the SEC on April 22, 2013).

(e)(2)	Non-Disclosure Agreement, dated as of November 2012, between Aerosonic and TransDigm.*

(e)(3)	Retention Agreement, dated as of April 18, 2013, between Aerosonic and Douglas J. Hillman (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Aerosonic with the SEC on April 22, 2013).

(e)(4)	Retention Agreement, dated as of April 18, 2013, between Aerosonic and Kevin J. Purcell (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Aerosonic with the SEC on April 22, 2013).

(e)(5)	Retention Agreement, dated as of April 18, 2013, between Aerosonic and Thomas W. Cason (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Aerosonic with the SEC on April 22, 2013).

(e)(6)	Retention Agreement, dated as of April 18, 2013, between Aerosonic and P. Mark Perkins (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Aerosonic with the SEC on April 22, 2013).

(e)(7)	Aerosonic Corporation 2004 Stock Incentive Plan (as amended and restated on July 26, 2007) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed by Aerosonic with the SEC on August 31, 2007).

(e)(8)	Amendment to Aerosonic Corporation 2004 Stock Incentive Plan (as amended and restated on July 26, 2007) (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A, filed by Aerosonic with the SEC on June 1, 2009).

(e)(9)	Employment Agreement, dated April 17, 2008, between Aerosonic and Douglas J. Hillman (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Aerosonic with the SEC on April 23, 2008).

(e)(10)	Amended and Restated Employment Agreement, dated November 28, 2005, between Aerosonic and P. Mark Perkins (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended October 28, 2005, filed by Aerosonic with the SEC on November 28, 2005).

(e)(11)	Employment Agreement, dated August 25, 2008, between Aerosonic and Thomas W. Cason (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Aerosonic with the SEC on August 25, 2008).

(e)(12)	Employment Agreement, dated May 26, 2009, between Aerosonic and Kevin J. Purcell (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Aerosonic with the SEC on May 29, 2009).

(e)(13)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by Aerosonic with the SEC on December 13, 2010).

(e)(14)	Non-Disclosure Agreement, dated August 1, 2012, between Aerosonic and TransDigm*

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.*

Annex II	Opinion of Hyde Park Capital Advisors, LLC dated April 19, 2013.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AEROSONIC CORPORATION
(Registrant)

Dated: May 7, 2013	By:	/s/ Kevin J. Purcell
Kevin J. Purcell
Chief Financial Officer

Annex I

Information Statement

AEROSONIC CORPORATION

1212 North Hercules Avenue

Clearwater, Florida 33765

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about May 7, 2013, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.40 per share (the “Common Stock”), of Aerosonic Corporation, a Delaware corporation ( “Aerosonic”). In this document, references to the “Company,” “we,” “us,” and “our” refer to Aerosonic. Capitalized terms used and not otherwise defined in this Information Statement will have the meanings set forth in the Schedule 14D-9.

The Schedule 14D-9 relates to the tender offer by Buccaneer Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“Parent” or “TransDigm”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 7, 2013, pursuant to which Purchaser has offered to purchase all outstanding shares of Common Stock (the “Shares”) at a price of $7.75 per Share (the “Per Share Amount”), net to the selling shareholder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to Aerosonic’s Board of Directors (the “Aerosonic Board” or our “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of April 19, 2013 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser, and Aerosonic.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and Aerosonic assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the stockholders of Aerosonic. Each Share has one vote. As of May 1, 2013, there were 4,020,334 Shares issued and outstanding.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, at the time Purchaser accepts for payment and pays for all Shares validly tendered and not withdrawn pursuant to the Offer, Purchaser will be entitled to designate, to serve on the Aerosonic Board such number of directors (the “Designees”) as will give Purchaser representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Aerosonic Board (giving effect to the directors elected or appointed pursuant to the right of Purchaser described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by Parent, Purchaser and their affiliates bears to (B) the number of Shares then outstanding. Aerosonic has agreed to take all action requested by Parent reasonably necessary to cause the Designees to be elected or appointed to the Aerosonic Board, including obtaining resignations of incumbent directors and increasing the size of the Aerosonic Board. The Merger Agreement provides that, in the event the Designees are elected or appointed to the Aerosonic Board, until the Effective Time, Parent and Aerosonic will use their reasonable best efforts to cause the Aerosonic Board to have at least two directors who were directors on the date of the Merger Agreement and who are “independent directors” within the meaning of the applicable NYSE MKT Marketplace Rules (“Continuing Directors”).

The Merger Agreement provides that following the election or appointment of the Designees to the Aerosonic Board pursuant to the terms of the Merger Agreement and until the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for Aerosonic to consent: (i) to amend or terminate the Merger Agreement, (ii) to extend the time for the performance of any of the obligations of Parent or Purchaser under the Merger Agreement, (iii) to waive compliance with any of the agreements of Parent or Purchaser or conditions contained in the Merger Agreement for the benefit of Aerosonic, (iv) to amend Aerosonic’s certificate of incorporation or bylaws, (v) to take any action that would prevent or materially delay the consummation of the Merger or (vi) to make any other determination with respect to any action to be taken or not taken by or on behalf of Aerosonic or the Aerosonic Board relating to the Merger Agreement or the Transactions, in each case if such action would materially and adversely affect, or reasonably would be expected to materially and adversely affect, Aerosonic’s shareholders (other than Parent or Purchaser).

Purchaser’s Designees to the Aerosonic Board

The Purchaser has informed the Company that its Designees will be the persons set forth below. The below table, prepared with information furnished to Aerosonic by Purchaser and Parent, sets forth, with respect to each individual who may be designated by Purchaser as a Designee, the name, business address, telephone number, age of the individual as of May 7, 2013, present principal occupation with Parent and employment history during the past five years. Parent and Purchaser have informed Aerosonic that each individual has consented to act as a director of Aerosonic, if so appointed or elected. Parent has informed the Company that each individual set forth in the table below is a citizen of the United States. If necessary, Purchaser may choose additional or other Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. The business address of each person listed below is 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114.

Parent and Purchaser have each advised Aerosonic that, to its knowledge, none of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding (other than traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. In addition, to the knowledge of Parent and Purchaser, none of such individuals, and no associate of any such individuals, is a party adverse to Aerosonic or any of its subsidiaries in any proceeding or has a material interest adverse to Aerosonic or any of its subsidiaries.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Raymond F. Laubenthal	51	Mr. Laubenthal was appointed President and Chief Operating Officer of TransDigm in December 2005, and President and Chief Operating Officer of TransDigm Inc. in October 2005 and was President of AeroControlex Group, then operated as a division of TransDigm Inc., from November 1998 through September 2005.

Gregory Rufus	56	Mr. Rufus was named Executive Vice President, Chief Financial Officer and Secretary of TransDigm in December 2005. He served as Vice President and Chief Financial Officer of TransDigm from July 2003 until December 2005. Mr. Rufus was appointed Executive Vice President and Chief Financial Officer of TransDigm Inc. on October 1, 2005 and had been Vice President and Chief Financial Officer of TransDigm Inc. since August 2000.

James Skulina	53	Mr. Skulina was appointed Executive Vice President of TransDigm in January 2012. Prior to that, Mr. Skulina served as President of the Aero Fluid Products division of AeroControlex Group, Inc., a wholly-owned subsidiary of TransDigm Inc., from September 2009 to December 2012, and as Controller of TransDigm Inc., from August 2007 to August 2009.

It is expected that the Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than June 4, 2013, and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Aerosonic Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Our Bylaws provide for a classified Board, with the number of directors being fixed from time to time by action of the Board and the number of classes into which the directors shall be classified being three. The Board currently has fixed the number of directors at five directors, two of whom are designated as Class I directors with a term expiring in 2014, two of whom are designated as Class II directors with a term expiring in 2015 and one of whom is designated as a Class III director with a term expiring in 2013. At each Annual Meeting of Stockholders, directors in one class are elected for a full term of three years to succeed those directors whose terms are expiring.

Certain information with respect to our directors and executive officers was furnished in part by each such person.

Name	Age	Director Since	Position(s) Held with the Company
Donald Russell	61	2006	Lead Director; Chairman of Compensation Committee; Member of Audit Committee and Nominating/Corporate Governance Committee

Thomas E. Whytas	48	2004	Director; Chairman of Audit Committee; Member of Compensation Committee and Nominating/Corporate Governance Committee

Roy Robinson	63	2008	Director; Chairman of Nominating/Corporate Governance Committee; Member of Compensation Committee and Audit Committee

P. Mark Perkins	56	1997	Director; Executive Vice President of Sales and Marketing

Douglas J. Hillman	57	2008	Director; President and Chief Executive Officer

Thomas W. Cason	58	—	Executive Vice President and Chief Operating Officer

Kevin J. Purcell	55	—	Executive Vice President and Chief Financial Officer

Donald Russell has been a director since February 2006. Mr. Russell is the managing partner of Sigma Group, LLC, an executive coaching firm. Mr. Russell is also CEO and a Board member of Old UGC, Inc. He also was a director of Etrials Worldwide Inc., a publicly traded software company, until its merger with Merge in 2009. He was Vice Chairman of the Board of Directors of CEA Acquisition Corporation from 2004 through February 2006. Mr. Russell has been Chairman of the Investment Committee for CEA Capital Partners USA, L.P. since February 1997 and a member of the Investment Committee of Seaport Capital Partners II, L.P. since its inception in February 2000. From July 1987 to June 1994, he was President of Communication Equity Associates’ New York Affiliate, CEA, Inc. and was responsible for overseeing its mergers, acquisitions and corporate financing businesses in the cable television and broadcasting industries. From 1974 to 1978 Mr. Russell worked for National Westminster Bank USA as a commercial lending officer. Mr. Russell has a B.A. in economics from Colgate University. In determining Mr. Russell’s qualifications to serve as a director, the Board has considered, among other things, his experience and expertise in investment banking and public company leadership.

Thomas E. Whytas has been a director since May 2004. Mr. Whytas, a U.S. military veteran, has 22 years of experience in the aerospace industry. He is currently the President of Financial Chrome, LLC, a consulting firm that provides CFO advisory services to businesses. Previously, he was the Executive Vice President and Chief Financial Officer of Medical Education Technologies Inc. (METI), the industry leader in medical simulation technology. Prior to METI, he served 15 years at CAE USA Inc. in positions of increasing responsibility up through the position of Chief Financial Officer and Finance Director of CAE’s U.S. operations. A Certified Public Accountant, Mr. Whytas also holds a Master’s Degree in Accounting from the University of South Florida. In determining Mr.Whytas’ qualifications to serve as a director, the Board has considered, among other things, his experience and expertise in financial matters in manufacturing companies, including defense contracting.

Roy Robinson has been a director since January 2008 when he was appointed to fill a vacancy on the Board. Mr. Robinson served as Chief Executive Officer of Seattle-based Aviation Technologies, Inc. from 2003 until his retirement in 2007. Previously, he was President of ELDEC Corporation (“ELDEC”). Following the acquisition of ELDEC by the Crane Aerospace Group, he was appointed Chief Operating Officer of the Crane Aerospace Group of companies which included ELDEC, Hydro-Aire, Lear Romec, and Resistoflex. In determining Mr. Robinson’s qualifications to serve as a director, the Board has considered, among other things, his experience and expertise in the aerospace industry, including the operational, management, and executive positions he has held previously in other aerospace companies.

P. Mark Perkins joined the Company as our Executive Vice President of Sales and Marketing in 1998. Prior to joining the Company, he was Vice President of Sales and Marketing at Gulf Aerospace, Inc. from 1992 to 1998. Previously, he served as Vice President and General Manager of National Aviation Academy. He also served as Assistant Vice President of Commercial Lending with SunTrust Bank. He has over 20 years of experience in various segments of the aviation industry including sales, corporate strategy, business and product development as well as investor relations. Mr. Perkins was elected to our Board in 1997 while at Gulf Aerospace. In determining Mr. Perkins’ qualifications to serve as a director, the Board has considered, among other things, his experience and expertise in the aerospace and banking industries, including the operational, management, and executive positions he has held previously in other aerospace companies.

Douglas J. Hillman joined the Company in April 2008 as our President and Chief Executive Officer. Mr. Hillman has held various executive and management positions within the aerospace industry for over 25 years. He joined Aerosonic from Kearfott Guidance & Navigation Corporation, a manufacturer of precision guidance components, where he served as Vice President/General Manager since 2005. From 2001 through 2005, he worked for Bird Technologies Group, a designer/manufacturer of communication equipment, holding positions ranging from Vice President/General Manager to Chief Operating Officer. Prior to Bird Technologies Group, he held numerous management positions of increasing responsibility at Moog Inc., a global manufacturer of precision control systems for aerospace and industrial applications. Mr. Hillman received MBA and BSEE degrees from the State University of New York at Buffalo. He currently serves on the Dean’s Council for the University’s School of Engineering. He has served on our Board since 2008. In determining Mr. Hillman’s qualifications to serve as a director, the Board has considered, among other things, his experience and expertise in the aerospace industry, including the operational, management, and executive positions he has held previously in other aerospace companies.

Thomas W. Cason has served as our Executive Vice President and Chief Operating Officer since August 2008. Mr. Cason has held a number of senior operations roles, including Executive Vice President and Chief Operating Officer of DeMorgan Communities, an affordable housing developer, from 2006 through 2008. From 2003 to 2006, he served as Operations Director at Honeywell Aerospace, a provider of cabin management systems for the private corporate jet industry. He holds MBA, MS and BS degrees from Virginia Tech.

Kevin J. Purcell has served as our Executive Vice President and Chief Financial Officer since May 2009. Before he joined the Company, he served as Vice President and Chief Financial Officer of Herley Industries, Inc., a manufacturer of microwave technology solutions, from 2006 until 2009. Prior to joining Herley, he served as Vice President Finance, Contracts and Compliance for Smiths Aerospace LLC, Customer Services Americas, a manufacturer of aircraft control and diagnostic systems, from 2002 until 2006. He received his B.B.A. degree in financial accounting from Iona College and his M.B.A. degree from Pepperdine University. He is a Certified Public Accountant, a Certified Management Accountant, and a member of the American Institute of Certified Public Accountants, the Institute of Management Accountants, the National Contract Management Association and Financial Executives International.

There are no family relationships among any of our directors or these officers.

CORPORATE GOVERNANCE

Independence of the Board of Directors

Under the NYSE MKT listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the Board. The Board consults with our counsel to ensure that the Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the NYSE MKT, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent auditors, the Board has affirmatively determined that the following directors are independent directors within the meaning of the applicable NYSE MKT listing standards: Messrs. Robinson, Russell and Whytas. In making this determination, the Board found that none of these directors had a material or other disqualifying relationship with us. Mr. Hillman, our President and Chief Executive Officer, and Mr. Perkins, our Executive Vice President of Sales and Marketing, are not independent directors by virtue of their employment with us.

Meetings and Committees of the Board of Directors

During the year ended January 31, 2013 (“fiscal year 2013”), the Board held 7 meetings. During fiscal year 2013, each of the directors attended at least 75% of the aggregate number of meetings of the Board and meetings of committees thereof on which he served. We encourage all directors to attend the Annual Meeting of Stockholders, but do not require them to attend. In 2012, all of the then-current directors attended the Annual Meeting of Stockholders.

The Board currently has, and appoints members of, a standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 and the Rules of the NYSE MKT.

Audit Committee. The Audit Committee is composed entirely of “independent directors” in accordance with the “audit committee” independent director standards of the NYSE MKT and SEC rules. Its members are Thomas E. Whytas (chairman), Roy Robinson and Donald Russell. The Board has determined that Mr. Whytas is the Audit Committee’s designated “audit committee financial expert.” The Audit Committee met 6 times during fiscal year 2013. The functions performed by the Audit Committee are described in the Audit Committee Charter adopted by the Board, a copy of which is available on our website at www.aerosonic.com under Investors/Governance.

Compensation Committee. The Compensation Committee members are Donald Russell (chairman), Roy Robinson and Thomas E. Whytas, each of whom is an “independent director” in accordance with standards established by the NYSE MKT for compensation committees. The Compensation Committee, which met six times during fiscal year 2013, reviews and approves our employee benefit plans, administers our executive compensation plans, and reviews and makes recommendations to the Board with respect to compensation of our executive officers and outside directors, as set forth in its Charter, a copy of which is available on our website at www.aerosonic.com under Investors/Governance.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee members are Roy Robinson (chairman), Donald Russell and Thomas E. Whytas, each of whom is an “independent director” in accordance with standards established by the NYSE MKT for nominating committees. The Nominating/Corporate Governance Committee reviews and assesses the composition of the Board, assists in identifying potential new candidates as directors, and submits its recommendations for nomination of directors to the Board. The Nominating/Corporate Governance Committee also regularly reviews the size and composition of the Board and individual director performance and recommends to the Board any changes it deems appropriate.

The policies and function of the Nominating/Corporate Governance Committee are detailed in its Charter, which is currently available on our website at www.aerosonic.com under Investors/Governance. The Nominating/Corporate Governance Committee met two times during fiscal year 2013.

Our Bylaws provide that stockholders may make nominations for election to the Board and the Nominating/Corporate Governance Committee will consider those nominees. To recommend a prospective nominee to the Nominating/Corporate Governance Committee for consideration, stockholders must submit the prospective nominee’s name and qualifications to the Corporate Secretary, in writing, by delivering or sending such recommendation to the following address: Aerosonic Corporation, 1212 North Hercules Avenue, Clearwater, Florida, 33765, Attention: Corporate Secretary. Stockholders are urged to assure delivery of their recommendations by arranging for some form of delivery receipt.

The Nominating/Corporate Governance Committee’s policy regarding the consideration and selection of director candidates (whether recommended by directors, members of management, stockholders, or any other persons) is to seek candidates who have a demonstrable record of personal and professional ethics and integrity, business and professional experience, knowledge of our industry, academic achievements, service on other boards of directors, and civic involvement. The Nominating/Corporate Governance Committee has not set any objective minimum qualifications that must be met by a nominee, but rather seeks to identify candidates with outstanding backgrounds and experience as measured by the above selection criteria.

The Nominating/Corporate Governance Committee’s process for identifying and evaluating director nominees includes active solicitation of suggestions from our management, as well as engaging in an active dialogue with executives and directors within our industry and in related industries. The Nominating/Corporate Governance Committee also considers nominations submitted by stockholders as discussed above. Although the Nominating/Corporate Governance Committee does not have a formal policy regarding diversity, the Nominating/Corporate Governance Committee considers the diversity of viewpoints, backgrounds and experiences, as well as other various factors relevant to any particular nominee in identifying nominees for a directorship. The Nominating/Corporate Governance Committee requires a background check by an independent contractor of any candidate it deems as an appropriate nominee before making a recommendation of that person to the Board. The Company has not paid any fees to third parties to identify or evaluate or assist in identifying or evaluating potential nominees, but may consider the use of such third parties in the future.

A stockholder who desires to nominate a director for election to our Board should see the other requirements set forth in our Bylaws.

Board Leadership Structure

The Board currently includes three independent directors and two employee directors. The Company does not have an official Chairman of the Board position; however, the Company’s Bylaws direct the President and CEO to organize and preside over meetings of the Board. We have also implemented a lead independent director position (“Lead Independent Director”) which is currently filled by Mr. Russell.

The Lead Independent Director must be an independent director and has several defined duties which are designed to enhance effective governance and coordination. These include: providing a focal point for communication between management and the outside directors; reviewing and approving Board agendas as proposed by the President and CEO; providing for Board development; and coordinating oversight of Board activities.

We believe that our current board leadership structure is appropriate as the majority of the members of our board of directors are independent directors, and all significant committees are led and staffed by our independent directors.

The Board’s Role in Risk Oversight

It is management’s responsibility to manage risk and bring to the Board’s attention any material risks to the Company. The Board has oversight responsibility through its Audit Committee, which oversees the Company’s risk policies and processes relating to the financial statements and financial reporting processes and the guidelines, policies and processes for mitigating those risks. The Audit Committee holds regular meetings with management to review the inherent risks associated with the financial reporting process.

The Board is actively involved in oversight of risks that could affect the Company. This oversight is conducted primarily through committees of the Board as disclosed in the descriptions of each of the committees above and coordinated by the Lead Independent Director with the full board of directors retaining responsibility for general oversight of risks. The Board satisfies this responsibility through full reports by each committee chairman regarding the committee’s considerations and actions.

Code of Conduct

We have adopted a code of conduct (“Code of Conduct”) that includes a code of ethics that applies to all of our employees and directors (including our principal executive officer and our principal financial and accounting officer). This Code of Conduct is posted on our website and is available for review at www.aerosonic.com/investors/code-of-conduct.

Communications to the Board from Stockholders

The Board welcomes communications from our stockholders and requests that all such communications be sent to Aerosonic Corporation, 1212 North Hercules Avenue, Clearwater, Florida 33765, Attention: Corporate Secretary. All communications that relate to matters that are within the scope of responsibilities of the Board or its committees will be forwarded to the appropriate directors by the Corporate Secretary. Communications also may be addressed to one or more directors or to the entire Board. If a stockholder requests that any such communication be treated as confidential and delivered only to one or more directors, it may be submitted in a sealed envelope with a request that the communication be treated as a confidential matter for immediate delivery to the intended recipient(s).

Review of Related Person Transactions

We do not have a formal written policy for the review and approval of transactions with related parties. However, our Code of Conduct provides guidelines for approval by our Chief Executive Officer of transactions between Aerosonic, on the one hand, and our directors and/or employees on the other hand. In particular, our Code of Conduct prohibits conflicts of interest and provides non-exclusive examples of conduct that would violate the prohibition. If any of our employees are unsure as to whether a conflict of interest exists, the employee is instructed that he or she should consult with the Chief Executive Officer or in the case of a director, the Audit Committee of the Board, and must comply with any actions the Audit Committee decides are necessary to protect against the conflict of interest.

We annually require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. Our Board annually reviews all transactions and relationships disclosed in the directors’ and officers’ questionnaires, and the Board makes a formal determination regarding each director’s independence. If a director is determined to no longer be independent, such director, if he or she serves on any of the Audit Committee, the Nominating/Corporate Governance Committee, or the Compensation Committee, will be removed from such committee prior to (or otherwise will not participate in) any future meetings of the committee. If the transaction presents a conflict of interest, the Board will determine the appropriate response.

For the fiscal years ended January 31, 2012 and January 31, 2013 and the interim period thereafter, there were no related party transactions reportable under Item 404 of Regulation S-K.

COMPENSATION OF DIRECTORS

Each independent director receives annual compensation of $40,000 in the form of cash-based compensation and stock-based compensation. Mr. Russell receives additional annual cash compensation of $10,000 for his role as Lead Independent Director. In addition, for special meetings of the Board, each director may receive $2,000 per special meeting.

Cash-Based Compensation. In fiscal year 2013, non-employee directors earned cash compensation of $20,000 each. Mr. Russell, our Lead Director, earned additional cash compensation of $10,000. Except for fees described above for certain special meetings, the Company does not pay additional fees (in cash or otherwise) for attending Board or committee meetings. Normally, each non-employee director is paid his respective cash compensation on a quarterly basis, on or about the last day of January, April, July and October. The Company also reimburses non-employee directors for actual travel and out-of-pocket expenses incurred in connection with their service to the Company. During the fourth quarter of fiscal year 2013, special meeting fees were earned as follows: $10,000 by Mr. Russell, $8,000 by Mr. Robinson, and $8,000 by Mr. Whytas.

Stock-Based Compensation. In fiscal year 2013, each non-employee director also earned stock-based compensation of $20,000. All stock-based compensation is accrued quarterly and valued as of the last day of each fiscal quarter. The number of shares issued at each of these dates is determined by dividing the stock price at the close of business on those dates into the $5,000 quarterly compensation amount, and rounding up to the nearest whole share. The shares are issued under the Aerosonic Corporation 2004 Stock Incentive Plan.

Director Compensation Table

The following table shows all compensation for our non-employee directors for fiscal year 2013:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Total ($)
Roy Robinson	$28,000	$20,000	$48,000
Donald Russell	$40,000	$20,000	$60,000
Thomas E. Whytas	$28,000	$20,000	$48,000

EXECUTIVE OFFICER COMPENSATION

The Compensation Committee has the responsibility to review, approve and recommend for the approval of the full Board our compensation program and the annual compensation levels for our executive officers: the president and chief executive officer, the executive vice president-chief financial officer, the executive vice president-sales and marketing and the executive vice president-chief operating officer.

Compensation Objectives

The primary goals of our executive compensation program are to incentivize and reward superior executive performance and encourage excellent leadership, hard work and dedication. Our compensation programs are designed to enable us to achieve the following objectives:

•	to attract, engage and retain top talent that ensures the achievement of business goals, strategies and objectives;

•	to reward officers for long-term strategic management, which includes, among other things, the implementation of performance enhancing strategies and retention of key customers; and

•	to reward superior executive performance that results in increased value for our stockholders.

Compensation Elements

Our executive compensation program has a primary purpose to attract, retain and motivate highly trained and experienced individuals whose technical expertise and business talents will enable us to succeed.

The key components of our compensation program include base salary, annual cash incentive awards and long-term incentives, as discussed below.

Base Salary. The primary element of our executive compensation is base salary. In approving or fixing base salaries, the Compensation Committee draws upon both industry data and its collective business judgment and experience with respect to what it understands to be fair, reasonable and equitable compensation in view of our requirements for recruitment and retention in a highly competitive market. In its deliberations, the Compensation Committee considers:

•	the executive’s compensation relative to other officers;

•	the executive’s compensation relative to our industry peer group;

•	recent and expected performance of the executive;

•	our recent and expected overall performance;

•	the recommendations of our President and Chief Executive Officer as it relates to the other executive officers; and

•	our overall budget for base salary.

We rely upon our judgment of numerous factors, and not solely upon set numerical performance data or similar guidelines. We do not use short-term changes in our stock price as a guide in determining executive compensation. Key factors affecting our judgments include the nature and scope of each executive’s responsibilities, effectiveness, productivity and growth. Of course, in order to attract and retain talented executives, our executive compensation is also calibrated by comparison to the compensation of executives at similarly sized and situated companies in our industry.

Cash Incentive Award Program. In addition to base salaries, each year we incentivize our executive leadership through performance-based variable compensation awards. We believe that our structure allows us the flexibility to reward performance without creating a system where annual incentives are paid without regard to performance and are viewed as an entitlement rather than an incentive and reward. The President and CEO is eligible for a maximum cash incentive award of 50% of his base salary and each of the other named executive officers is eligible for a maximum cash incentive award of 35% of his base salary. The cash incentive award is determined based upon the following measurements: (a) 50% based upon financial performance against budget for bookings, net sales, operating income and EBITDA, (b) 25% based upon achievement of specific personal objectives, and (c) 25% based upon the assessment of the President and CEO (or in the case of the President and the CEO, by the Compensation Committee) after evaluating the executive’s performance against both Company and personal objectives. The Compensation Committee may then adjust the eligible cash incentive award by up to 25%, positively or negatively, based on its assessment of the executive’s performance against both company and personal objectives. In certain circumstances, as approved by the Compensation Committee, annual incentives may include equity compensation in lieu of cash or a combination of both equity compensation and cash. Actual cash incentives are paid to the executives in the second quarter of the following year, unless other arrangements are agreed. Cash incentive awards were awarded for fiscal year 2013 to the named executive officers as discussed below under the “Summary Compensation Table”.

Long-Term Incentives. We have one equity-based employee compensation plan, referred to as the Aerosonic Corporation 2004 Stock Incentive Plan, as amended. Our long-term equity incentives are designed to focus management on the long-term success of the Company to be evidenced by appreciation of the Company’s stock price over several years, as a result of growth in the Company’s earnings per share and other elements. These long-term equity incentives thereby align the interests of the management team with the interests of the stockholders by vesting over time. As part of our compensation plan, long- term incentives may include stock options and performance-based restricted stock awards. Performance-based restricted stock awards were awarded in fiscal year 2013 to Messrs. Hillman, Purcell, Perkins and Cason of 20,000, 12,000, 12,000 and 12,000 shares, respectively.

Ownership Guidelines

We do not have a stock ownership policy for our executives.

Hedging and Insider Trading Policies

The Company adopted a policy on insider trading for officers, directors, employees and certain consultants of the Company and its subsidiaries with respect to the trading of the Company’s securities, as well as the securities of publicly-traded companies with whom the Company and its subsidiaries have a business relationship. The policy prohibits any insider from buying and selling Aerosonic securities at all times, except during specified “window” periods. A window period begins on the third full trading day after the public release by the Company of its quarterly financial results, or prior year’s financial results in the case of the fourth quarter, and ends fifteen calendar days prior to the end of the then current quarter. Even within the designated window periods, insiders are still prohibited from buying and selling the Company’s securities if an insider possesses material information about the Company which is not publicly available. The policy generally does not apply to the exercise of options to purchase common stock of the Company or its subsidiaries.

We do not have a formal policy on hedging.

Retirement Benefits

We have no defined benefit pension plan. We have a 401(k) Plan covering substantially all employees. The 401(k) Plan is an important factor in attracting and retaining employees as it provides an opportunity to accumulate retirement funds. Our 401(k) Plan provides for annual deferral of up to $17,000 for individuals until age 50, $22,500 for individuals 50 and older, or, as otherwise allowed by the Internal Revenue Code. The Company matches 100% of employee contributions up to 3% of the employee’s salary. Matching contributions will vest according to the following schedule:

Years of Service	Vested Interest
Less than 2 years	0%
2 years, but less than 3 years	33%
3 years, but less than 4 years	67%
4 years or more	100%

Employment Agreements

Mr. Hillman’s employment agreement commenced on April 17, 2008. The employment agreement is terminable by: (i) the employee on 30 days prior written notice, or immediately upon mutual agreement, (ii) the Company at any time with “cause” (as such is defined in his employment agreement), immediately upon written notice to Mr. Hillman, or (iii) the employee’s death or disability. In the event that the Company elects to terminate Mr. Hillman without cause, the employee will be entitled to receive severance payments of six month’s salary (subject to the terms of his retention agreement described below).

Mr. Purcell’s employment agreement commenced on May 26, 2009. The employment agreement is terminable by: (i) the employee on 30 days prior written notice, or immediately upon mutual agreement, (ii) the Company at any time with “cause” (as such is defined in his employment agreement), immediately upon written notice to Mr. Purcell, or (iii) the employee’s death or disability. In the event that the Company elects to terminate Mr. Purcell without cause, the employee will be entitled to receive severance payments of six month’s salary (subject to the terms of his retention agreement described below).

Mr. Cason’s employment agreement commenced on August 26, 2008. The employment agreement is terminable by: (i) the employee on 30 days prior written notice, or immediately upon mutual agreement, (ii) the Company at any time with “cause” (as such is defined in his employment agreement), immediately upon written notice to Mr. Cason, or (iii) the employee’s death or disability. In the event that the Company elects to terminate Mr. Cason without cause, the employee will be entitled to receive severance payments of six month’s salary (subject to the terms of his retention agreement described below).

Mr. Perkins’ amended and restated employment agreement commenced on November 28, 2005. The employment agreement may be terminated by the Company at its option, by notice to Mr. Perkins at least 30 days prior to such termination, upon the occurrence of certain events, including a determination by the Company’s directors that Mr. Perkins should be discharged for any reason, with or without cause.

Retention Agreements; Change of Control Arrangements

On December 13, 2010, Aerosonic entered into “double trigger” retention agreements (the “Retention Agreements”) with the executive officers listed below (collectively, the “Officers”), which agreements will remain an obligation of Aerosonic or its successor following the Merger: Douglas J. Hillman –President and Chief Executive Officer; Kevin J. Purcell – Executive Vice President and Chief Financial Officer; Thomas W. Cason – Executive Vice President and Chief Operating Officer; and P. Mark Perkins – Executive Vice President of Sales and Marketing. These agreements were amended and restated as of April 18, 2013.

Each Retention Agreement provides that if a Triggering Event (as defined below) occurs within 18 months following a Change of Control (as defined in the Retention Agreement), Aerosonic will pay to the Officer as severance compensation the following amounts:

•

For Mr. Hillman and Mr. Purcell, 110% of the Officer’s base salary in effect at the time of the Triggering Event times 150%, plus an amount equal to 150% of the average of the Officer’s bonus over the previous two fiscal years from the Triggering Event, payable in equal monthly installments over 18 months; and

•

For Mr. Cason and Mr. Perkins, 110% of his base salary in effect at the time of the Triggering Event, plus an amount equal to the average of his bonus over the previous two fiscal years from the Triggering Event, payable in equal monthly installments over 12 months.

Payment of the foregoing amounts is subject to certain conditions, including the Officer entering into a general release in favor of Aerosonic and satisfactorily performing his obligations under his Retention Agreement, including compliance with his confidentiality, non-disclosure, non-solicitation and non-competition obligations.

For purposes of each Retention Agreement, a “Triggering Event” means the occurrence of any of the following:

•	Aerosonic terminates the Officer’s employment with Aerosonic without cause (as that term is defined in the Officer’s employment agreement);

•	the Officer terminates his employment because Aerosonic has reduced his base salary or bonus eligibility in effect at the time of the Change of Control; or

•

the Officer terminates his employment because Aerosonic has reduced his title, duties, authority or reporting relationships so as to materially reduce his overall job responsibilities from the levels in effect at the time of the Change of Control or requires the Officer to relocate to a location more than 40 miles from Aerosonic’s headquarters at the time of the Change of Control.

The purchase of Shares pursuant to the Offer will constitute a Change of Control under the Retention Agreements. A Change of Control does not, alone, trigger any payments under the Retention Agreements, however.

Under the Aerosonic Corporation 2004 Stock Incentive Plan, as amended (the “Plan”), all outstanding options shown in the table titled “Outstanding Equity Awards at Fiscal Year-End” under “Stock Option Information for the Year Ended January 31, 2013” for the executive officers will become immediately exercisable in the event that there is, with respect to us, a “change in control.” A “Change of Control” is defined by the Plan as: (i) the acquisition by a person of control of 50% or more of the combined voting securities of the Company, (ii) the merger or consolidation of the Company and any other entity where the voting securities of the Company prior to thereto do not represent more than 50% of the combined voting power of the voting securities of the Company or such surviving entity immediately after such merger or consolidation, or (iii) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets. The purchase of Shares pursuant to the Offer will constitute a Change of Control under the Plan.

See Item 8 of the Schedule 14D-9 for more information about “golden parachute payments” that may be implicated by a transaction to which this Information Statement pertains.

Indemnification and Insurance

Aerosonic has entered into indemnifications agreements with Messrs. Hillman, Purcell, Cason, and Perkins, as well as with independent directors Donald Russell, Thomas Whytas, and Roy Robinson. In accordance with the terms of such indemnification agreements, indemnification includes payment of expenses, damages, costs of attachment or similar bonds, judgments, fines and amounts paid in settlement (if approved in advance by Aerosonic) which an indemnitee incurs because of claims against the indemnitee by reason of the fact that indemnitee is or was, or has agreed to become, an officer and/or director of Aerosonic or an officer and/or director of another business entity at the request of Aerosonic. Such indemnification provides for advancement to the indemnitee of those costs, including legal fees. Aerosonic is, however, not obligated to provide indemnity and costs where it is adjudicated that the indemnitee did not act in good faith in the reasonable belief that the indemnitee’s actions were in Aerosonic’s best interests. Aerosonic also maintains directors’ and officers’ liability insurance that insures Aerosonic’s directors and officers against certain losses and insures Aerosonic with respect to its obligations to indemnify its directors and officers.

As of the date hereof, no payments have been made to any of our past or present directors or officers for such indemnification or under any insurance policy.

Compensation Recovery Policies

We maintain a policy that we will evaluate in appropriate circumstances whether to seek the reimbursement of certain compensation awards paid to an executive officer, if such executive engages in misconduct that causes or partially causes a restatement of our financial results, in accordance with section 304 of the Sarbanes-Oxley Act of 2002. If circumstances warrant, we will seek to recover appropriate portions of the executive officer’s compensation for the relevant period, as provided by law.

Tax Deductibility of Executive Compensation

We review and consider the deductibility of executive non-performance based compensation under the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended”, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals, subject to certain exceptions, including an exception for performance-based compensation. We believe that compensation paid to our executives, including under our incentive plans, is generally fully deductible for federal income tax purposes.

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned in fiscal year 2013 by our President and Chief Executive Officer and our three other most highly compensated executive officers who were serving as executive officers as of January 31, 2013. We refer to the officers listed in the table below collectively as our “Named Executive Officers.”

Name and Principal Position	Year ended Jan 31	Salary ($)	Cash Incentive Awards ($)	Option Awards ($) (1)	Stock Awards ($) (2)	All other compensation ($) (3)	Total
Douglas J. Hillman,	2013	$287,244	166,650	—	78,000	24,575	$556,469
President & Chief Executive Officer	2012	$263,696	70,584	11,627	—	21,624	$367,531

Kevin J. Purcell, Executive	2013	$209,432	78,933	—	46,800	18,303	$353,468
Vice President & Chief Financial Officer	2012	$196,001	39,280	8,239		18,143	$261,663

Thomas W. Cason,	2013	$175,623	71,814	—	46,800	16,448	$310,685
Executive Vice President & Chief Operating Officer	2012	$186,156	40,762	8,239	—	15,444	$250,601

P. Mark Perkins,	2013	$187,400	77,219	—	46,800	19,949	$331,368
Executive Vice President Sales & Marketing	2012	$181,544	35,982	8,239		19,581	$245,346

(1)	Amounts shown reflect the aggregate grant date fair value computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). See footnotes 1 and 10 of our notes to the Consolidated Financial Statements in our Form 10-K for the fiscal year ended January 31, 2013, for a discussion of the assumptions used to compute grant date fair value.
(2)	Performance-based restricted stock awards were awarded in fiscal year 2013 to Messrs. Hillman, Purcell, Cason, and Perkins of 20,000, 12,000, 12,000, 12,000, and 12,000 shares, respectively. Amounts shown reflect the aggregate grant date fair value computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718).
(3)	Amounts include the value of employment benefits paid by the Company on behalf of the named executive officer. The Company does not maintain a separate benefits plan for its executives. These benefits primarily include retirement contributions, medical and dental insurances, life insurance and short-term disability.

Stock Option Information for the Year Ended January 31, 2013

The following table provides information regarding each unexercised stock option held by each of our Named Executive Officers as of January 31, 2013.

Outstanding Equity Awards at January 31, 2013

Name	Number of Securities Underlying Unexercised Options (# Exercisable)	Number of Securities Underlying Unexercised Options (# Unexercisable)		Option Exercise Price ($)	Option Expiration Date
Douglas J. Hillman,	75,000	—		$4.47	4/22/2018
	48,000	—		$1.00	2/27/2019
	2,000	4,000	(1)	$2.70	4/19/2021

Kevin J. Purcell,	25,000	—		$2.36	5/26/2019
	1,333	2,667	(2)	$2.87	4/6/2021

Thomas W. Cason,	25,000	—		$2.39	8/26/2018
	24,000	—		$1.00	2/27/2019
	1,333	2,667	(2)	$2.87	4/6/2021

P. Mark Perkins	7,500	—		$6.20	6/9/2015
	7,500	—		$8.29	4/5/2016
	25,000	—		$4.47	4/22/2018
	2,000	—		$2.25	10/1/2018
	24,000	—		$1.00	2/27/2019
	1,333	2,667	(2)	$2.87	4/6/2021

(1)	Mr. Hillman’s unexercisable options vest in two equal amounts on April 19, 2013 and 2014, respectively. These options will vest on the Acceptance Date.
(2)	Mr. Purcell’s, Mr. Cason’s, and Mr. Perkin’s unexercisable options vest in two equal amounts on April 6, 2013 and 2014, respectively. These options will vest on the Acceptance Date.

No stock options were awarded in fiscal year 2012 or fiscal year 2013 to any of our Named Executive Officers.

Tax and Accounting Considerations

We have structured our compensation program to comply with Section 409A of the Internal Revenue Code of 1986, as amended, or “Section 409A.” If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the executive is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2013, Messrs. Russell, Robinson and Whytas, none of whom is an officer or employee of the Company, were members of the Compensation Committee. Our Compensation Committee currently determines the compensation levels of our executive officers as described above. None of our executive officers has served as a director or member of a compensation committee, or other committee serving an equivalent function, of any entity of which one of its executive officers served as a member of our Compensation Committee or our Board.

Golden Parachute Payments

Pursuant to Item 402(t) of Regulation S-K, we are required to provide certain information about “golden parachute payments” that may be implicated by a transaction to which this Information Statement pertains. That information is set forth in Item 8 of the Schedule 14D-9 and is incorporated herein by reference

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

THE COMPENSATION COMMITTEE

Donald Russell (Chairman)

Roy Robinson

Thomas E. Whytas

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For the fiscal years ended January 31, 2012 and January 31, 2013 and the interim period thereafter, there were no related party transactions reportable under Item 404 of Regulation S-K.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on a review of filings with the Securities and Exchange Commission (the “SEC”), as well as information available to us, the following table sets forth information as of April 29, 2013 (except as noted below) as to our common stock owned by (a) each of our directors, (b) each of our named executive officers, (c) all of our current directors and executive officers as a group and (d) each person who, to our knowledge, beneficially owned more than 5% of our common stock. As of April 29, 2013, we had 4,451,101 of our common shares issued and 4,020,334 common shares outstanding.

Name of Beneficial Owner (and address of owners of more than 5%)	Amount of Shares Beneficially Owned (1)		Percent of Class
Douglas J. Hillman	193,377	(2)	4.81%
Kevin J. Purcell	55,621	(3)	1.38%
Thomas W. Cason	71,666	(4)	1.78%
P. Mark Perkins	98,666	(5)	2.45%
Roy Robinson	49,438		1.23%
Thomas E. Whytas	55,400		1.38%
Donald Russell	133,122	(6)	3.31%

All current directors and executive officers as a group (7 persons)	657,290		16.35%
Electro Technik Industries, Inc. 12449 Enterprise Boulevard Largo, FL 33773	406,300	(7)	10.11%
Bruce Stone 28 Villa Lane Boynton Beach, FL 33436	302,674	(8)	7.53%
Martin Finan 103 S. Stough Street Hinsdale, IL 60521	374,501	(9)	9.32%
Minerva Advisors LLC
David P. Cohen 50 Monument Road, Suite 201 Bala Cynwyd, PA 19004	293,778	(10)	7.31%

(1)	The directors, executive officers, and groups named in the table above have sole voting and investment power with respect to the shares listed in the table, unless otherwise indicated below. The share amounts listed include shares of our common stock that the persons named in the table above have the right to acquire within 60 days from April 29, 2013.
(2)	Includes (i) 127,000 shares of common stock issuable on the exercise of stock options that are currently exercisable or will become exercisable within 60 days after April 29, 2013 and (ii) 30,000 shares of unvested restricted stock. Mr. Hillman has the right to vote, but no right to dispose of, the shares of unvested restricted stock.
(3)	Includes (i) 27,666 shares of common stock issuable on the exercise of stock options that are currently exercisable or will become exercisable within 60 days after April 29, 2013 and (ii) 20,000 shares of unvested restricted stock. Mr. Purcell has the right to vote, but no right to dispose of, the shares of unvested restricted stock.

(4)	Includes (i) 51,666 shares of common stock issuable on the exercise of stock options that are currently exercisable or will become exercisable within 60 days after April 29, 2013 and (ii) 20,000 shares of unvested restricted stock. Mr. Cason has the right to vote, but no right to dispose of, the shares of unvested restricted stock.
(5)	Includes (i) 68,666 shares of common stock issuable on the exercise of stock options that are currently exercisable or will become exercisable within 60 days after April 29, 2013 and (ii) 20,000 shares of unvested restricted stock. Mr. Perkins has the right to vote, but no right to dispose of, the shares of unvested restricted stock.
(6)	Of this amount, 2,500 shares are held by Mr. Russell’s spouse, and 2,000 shares are held in trusts for Mr. Russell’s children.
(7)	The information for Electro Technik Industries, Inc. (ETI) is derived from a Form 4 filed with the SEC on February 15, 2013, which states that, as of February 12, 2013, ETI beneficially owned 406,300 shares of common stock with sole power to vote and dispose of such shares.
(8)	The information for Bruce Stone is derived from a Schedule 13G filed with the SEC on May 11, 2012, which states that, as of February 19, 2010, he beneficially owned an aggregate amount of 302,674 shares of common stock. Of the 302,674 shares of common stock beneficially owned by Bruce J. Stone (“Stone”), 100,000 shares are subject to warrants issued to Stone on May 21, 2009 and 60,000 shares are subject to warrants issued to Stone on February 19, 2010 pursuant to the terms of a loan transaction between the Company and Stone (the “Warrant(s)”), which are eligible to be acquired within 60 days through the exercise of the Warrants. Each Warrant entitles Stone to purchase one share of common stock. The first tranche of Warrants are exercisable, in whole or in part, at an exercise price equal to $0.64 per share and the second tranche of Warrants are exercisable, in whole or in part, at an exercise price equal to $1.98 per share. The remaining 142,674 shares of common stock are directly owned by Stone.
(9)	The information for Martin Finan is derived from a Schedule 13G, filed with the SEC on March 8, 2013, which states that, as of March 7, 2013, he beneficially owned 374,501 shares with sole power to vote and dispose of such shares.
(10)	The information for Minerva Advisors LLC and David P. Cohen is derived from a Schedule 13G, filed with the SEC on February 11, 2013, which states that, as of December 31, 2012, 115,600 shares are held by Minerva Advisors LLC, and 178,178 shares are held by Minerva Group, LP. As of such date, (i) David P. Cohen, Minerva Advisors LLC, Minerva GP, LP and Minerva GP, Inc. are deemed beneficial owners of all 178,178 shares held by Minerva Group, L.P. with sole power to vote and dispose of such shares, and (ii) David P. Cohen is deemed a beneficial owner of all 115,600 shares held by Minerva Advisors LLC with shared power to vote and dispose of such shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the “Act”), as amended, requires our directors and specified officers to file reports on Forms 3, 4 and 5 with respect to their ownership and changes in ownership of our equity securities with the SEC and the NYSE MKT and to furnish us with copies of these reports.

Based solely upon a review of the copies of these Form 3, 4, and 5 reports and amendments thereto that we received, and certain written representations that we received from these persons, we believe that all applicable filing requirements were complied with for fiscal year 2013.

Annex II

[Letterhead of Hyde Park Capital Advisors, LLC]

April 19, 2013

Board of Directors

Aerosonic Corporation

1212 N. Hercules Avenue

Clearwater, FL 33765

Members of the Board:

You have asked us for our opinion as to the fairness, from a financial point of view, to the holders (“Shareholders”) of the Common Stock, par value $0.40 per share (the “Company Common Stock”), of Aerosonic Corporation, a Delaware corporation (“Aerosonic” or the “Company”), of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, (the “Agreement”), among the Company, TransDigm Group Incorporated, a Delaware corporation (“Parent”), and Buccaneer Acquisition Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”). The Agreement provides, among other things, (i) that Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares (the “Shares”) of the Company’s Common Stock at a price per share in cash equal to $7.75 (the “Consideration”) and (ii) for the merger (the “Merger” and, together with the Offer, the “Transaction”) of Merger Sub with and into the Company pursuant to which the Company shall continue as the surviving corporation and each outstanding share of the Company Common Stock not previously tendered in the Offer will be converted into the right to receive the Consideration.

In arriving at our opinion, we have:

1.	Reviewed the Agreement dated April 19, 2013;

2.	Reviewed certain publicly available business and financial information relating to Aerosonic;

3.	Reviewed certain other information relating to Aerosonic provided to or discussed with us by the Company, including (i) financial forecasts relating to the Company and (ii) certain industry and business information thereto prepared by the management of the Company;

4.	Discussed the past and present operations and financial condition and the prospects of the Company with senior executives of Aerosonic;

5.	Reviewed and compared the historical stock prices, multiples, margins, growth rates, and trading history for the Shares, and compared that data with similar data for other publicly held companies in businesses we deemed relevant in evaluating Aerosonic;

6.	Considered, to the extent publicly available, the financial terms of certain other merger or acquisition transactions, including premiums paid for public companies, which we deemed to be relevant, which have been effected or announced; and

7.	Considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, including, without limitation, any information that was publicly available, discussed with or reviewed by or for us, and we have not assumed any responsibility for independently verifying such information. Further, we have not undertaken any independent evaluation or appraisal of any information provided to us or of the assets or liabilities of Aerosonic or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of Aerosonic, nor have we evaluated, nor do we express any opinion with respect to, the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters, or the impact of the Merger thereon. We express no opinion regarding the liquidation value of the Company or any other entity. In addition, we have relied upon and assumed, without independent verification, that the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, and that each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party. We do not express any opinion as to any tax

Board of Directors

Aerosonic Corporation

April 19, 2013

or other consequences that might result from the transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Our opinion speaks only as of the date hereof and is necessarily based upon information made available to us through the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. Our opinion does not address the relative merits of the Agreement as compared to alternative transactions or strategies that might be available to Aerosonic, nor does it address the underlying business decision of Aerosonic to proceed with the transaction.

In connection with the preparation of this opinion, we have not been authorized by Aerosonic or its Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of Aerosonic.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. We have further relied on the assurances of the management of Aerosonic that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. With respect to the financial forecasts for Aerosonic that we have used in our analyses, the management of Aerosonic has advised us, and we have assumed, with your consent, and without any independent inquiry or investigation, that such forecasts have been reasonably prepared on a basis and assumptions reflecting the best currently available estimates and judgments of the management of Aerosonic as to the future financial performance of the Company both before and after giving effect to certain industry and business information referred to above. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Agreement, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Aerosonic. We have also assumed that the transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to the equity holders of Aerosonic of that portion of the Consideration to be received by the Shareholders at closing. Our opinion does not address any other aspect or implication of the Agreement or any other agreement, arrangement or understanding entered into in connection with the Agreement or otherwise or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Agreement or class of such persons, relative to the Consideration or otherwise. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that the Company is not party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

The issuance of this opinion was approved by our authorized internal committee.

Board of Directors

Aerosonic Corporation

April 19, 2013

We have acted as a financial advisor to the Board of Directors of Aerosonic solely in connection with rendering this opinion and will receive a fee from Aerosonic for this opinion. We do not serve and have not served as a financial advisor or in any other capacity to Aerosonic or the Shareholders, and our fee is not contingent upon the consummation of the Transaction or the conclusion contained in this opinion. In addition, Aerosonic has agreed to indemnify us for certain liabilities and other items arising out of or related to our engagement. We may in the future provide financial advice and services, to Aerosonic, TransDigm Group Incorporated and their respective affiliates for which we would expect to receive compensation. We have no previous business agreements or relationships with Aerosonic or TransDigm Group Incorporated.

Our opinion is directed to, and is solely for the benefit of the Board of Directors of Aerosonic in connection with its consideration of the Transaction and our opinion does not constitute advice or a recommendation as to how the Board of Directors of Aerosonic or any Shareholder should vote or act on any matter relating to the Agreement. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Hyde Park Capital Advisors, LLC to any such party. This opinion is not to be disclosed to any other person or entity, nor may it be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld; provided that this opinion and a description of it may be included in any securities law or other regulatory filings required to be made in connection with the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Shareholders in the Transaction is fair, from a financial point of view, to such Shareholders.

Very truly yours,

/s/ Hyde Park Capital Advisors, LLC

Hyde Park Capital Advisors, LLC